Exhibit 99.2

OPERATIONAL AND FINANCIAL HIGHLIGHTS

OPERATIONAL HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada and Chile. For the full year 2014, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) combined to produce 380,135 gold ounces, 101.5 million pounds of copper and 1.4 million silver ounces, achieving gold and silver production guidance and exceeding copper production guidance for 2014. The fourth quarter of 2014 represented New Gold’s strongest gold production of the year with 105,992 gold ounces, 24.5 million pounds of copper and 0.4 million silver ounces produced.

New Gold’s production costs remained competitive compared to the broader gold mining space as New Gold had total cash costs(1) of $312 per gold ounce sold and all-in sustaining costs(1) of $779 per gold ounce sold, achieving costs below guidance for 2014. In the fourth quarter of 2014, New Gold achieved total cash costs(1) of $414 per gold ounce sold and all-in sustaining costs(1) of $845 per gold ounce sold. We believe New Gold continues to further establish itself as one of the lowest cost producers in the industry.

1	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

FINANCIAL HIGHLIGHTS

New Gold maintains a strong liquidity position with total liquidity of $629.0 million as of December 31, 2014. In August 2014, New Gold announced the completion of a $300.0 million revolving credit facility which replaces the Company’s previous $150.0 million revolving credit facility.

(in millions of U.S. dollars, except where noted)	2014	2013	2012
Operating information
Gold production (ounces)	380,135	397,688	411,892
Gold sales (ounces)	371,179	391,823	395,535
Average realized price ($/ounce)(1)	1,256	1,337	1,551
Total cash costs per gold ounce sold ($/ounce)(1)	312	377	421
All-in sustaining costs per gold ounce sold ($/ounce)(1)	779	899	827
Financial Information
Revenues	726.0	779.7	791.3
Net (loss) earnings	(477.1)	(191.2)	199.0
Adjusted net earnings(1)	45.2	61.3	183.5
Net cash generated from operations	268.8	171.9	235.8
Adjusted net cash generated from operations(1)	268.8	248.9	235.8
Cash and cash equivalents	370.5	414.4	687.8
Capital expenditures	279.3	289.3	516.0
Share Data
Earnings (loss) per basic share from continuing operations ($)	(0.95)	(0.39)	0.43
Adjusted net earnings per basic share(1) ($)	0.09	0.13	0.40

1.	The Company uses certain non-GAAP financial performance measures throughout the Management’s Discussion & Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in the MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of the MD&A.
2.	Of the $300 million credit facility, $41.7 million is utilized for letters of credit as at December 31, 2014.

2	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Contents

OPERATIONAL HIGHLIGHTS	1
FINANCIAL HIGHLIGHTS	2
OUR BUSINESS	4
OPERATING AND FINANCIAL HIGHLIGHTS	5
CORPORATE DEVELOPMENTS	9
CORPORATE SOCIAL RESPONSIBILITY	10
NEW GOLD’S INVESTMENT THESIS	12
OUTLOOK FOR 2015	13
KEY PERFORMANCE DRIVERS	14
FINANCIAL AND OPERATING RESULTS	17
REVIEW OF OPERATING MINES	28
DEVELOPMENT AND EXPLORATION REVIEW	42
MINERAL RESERVES AND RESOURCES UPDATE	48
FINANCIAL CONDITION REVIEW	49
NON-GAAP FINANCIAL PERFORMANCE MEASURES	55
ENTERPRISE RISK MANAGEMENT	61
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	68
CONTROLS AND PROCEDURES	73
CAUTIONARY NOTES	74

3	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months and year ended December 31, 2014

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”), including its predecessor entities. This MD&A should be read in conjunction with New Gold’s audited consolidated financial statements for the years ended December 31, 2014 and 2013 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at February 19, 2015. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada and Chile. The Company’s principle operating assets consist of the New Afton gold-copper mine in Canada, the Mesquite gold mine in the United States, the Peak Mines gold-copper mine in Australia and the Cerro San Pedro gold-silver mine in Mexico. In addition, New Gold’s principle development projects are its 100% owned Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada. New Gold also owns 30% of the El Morro (“El Morro”) project located in Chile.

New Gold’s operating portfolio is diverse both geographically and in the range of commodities that its operations produce. The assets produce gold with copper and silver by-products at total cash costs and all-in sustaining costs well below the industry average. With a strong liquidity position, a simplified balance sheet and an experienced management and Board of Directors, the Company has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry leading intermediate gold producer.

4	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Operating information
Gold (ounces):
Produced (1)	105,992	106,520	380,135	397,688	411,892
Sold (1)	104,224	104,523	371,179	391,823	395,535
Silver (millions of ounces):
Produced (1)	0.4	0.4	1.4	1.6	2.2
Sold (1)	0.4	0.4	1.4	1.6	2.1
Copper (millions of pounds):
Produced (1)	24.5	24.0	101.5	85.4	42.8
Sold (1)	25.5	23.8	97.6	82.6	35.6
Average realized price (2):
Gold ($/ounce)	1,188	1,233	1,256	1,337	1,551
Silver ($/ounce)	15.73	20.10	18.86	23.16	30.87
Copper ($/pound)	2.92	3.24	3.02	3.24	3.56
Total cash costs per gold ounce sold (2)(3)	414	316	312	377	421
All-in sustaining costs per gold ounce sold (2)(3)	845	883	779	899	827
Total cash costs per gold ounce sold on a co-product basis (2)(3)	695	658	675	712	679
All-in sustaining costs per gold ounce sold on a co-product basis (2)(3)	957	1,000	952	1,042	988
Proven and Probable Reserves as at December 31(4)
Gold (thousands of ounces)	17,646	18,538	17,646	18,538	7,752
Silver (millions of ounces)	82.0	90.1	82.0	90.1	31.2
Copper (millions of pounds)	2,821	2,953	2,821	2,953	3,282
Measured and Indicated Resources as at December 31(4)
Gold (thousands of ounces)	7,807	9,134	7,807	9,134	13,651
Silver (millions of ounces)	36.0	35.0	36.0	35.0	100.6
Copper (millions of pounds)	1,728	1,552	1,728	1,552	779

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenues. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenues were treated as co-products, co-product total cash costs for the three months ended December 31, 2014 would be $9.12 per silver ounce (2013 – $8.67) and $1.86 per pound of copper (2013 - $1.88) and co-product all-in sustaining costs for the three months ended December 31, 2014 would be $12.60 per silver ounce (2013 - $13.22) and $2.51 per pound of copper (2013 - $2.78). For the year ended December 31, 2014 co-product total cash costs would be $9.96 per silver ounce (2013 - $10.24) and $1.77 per pound of copper (2013- $1.86) and co-product all-in sustaining costs for the year ended December 31, 2014 would be $14.12 per silver ounce (2013 -$15.09) and $2.43 per pound of copper (2013 - $2.66).
4.	Measured and Indicated Mineral Resources are exclusive of Mineral Reserves and calculated in accordance with CIM standards as required under National Instrument 43-101. For a breakdown of Mineral Reserves and Mineral Resources by category and additional information relating to Mineral Reserves and Mineral Resources and related key assumptions and parameters, see New Gold’s Mineral Reserve and Resource Estimates as at December 31, 2014 in the news release entitled “New Gold Finishes 2014 Further Solidifying its Low-Cost Position; 2015 Scheduled to Deliver Production Growth in Gold, Copper and Silver”, dated February 5, 2015 and our Technical Reports filed on www.sedar.com. The scientific and technical information in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an officer of the Company.

5	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Gold production for the year ended December 31, 2014 was 380,135 ounces, meeting the published guidance range of 380,000 to 420,000 ounces. However, full-year production was lower when compared to prior-year production of 397,688 ounces. Production increases from New Afton and consistent production at Peak Mines and Mesquite were offset by planned lower production at Cerro San Pedro. New Afton’s production increased 20% compared to the prior year as the mine increased average daily throughput levels to over 13,000 tonnes during the year. However, offsetting the production increase at New Afton was a planned production decrease at Cerro San Pedro as a result of a waste stripping initiative during the first eight months of 2014 as the Company prepares for the final year of active mining in 2015. The fourth quarter was the strongest production quarter of 2014, with gold production of 105,992 ounces compared to 93,367 ounces in the third quarter of 2014 and 106,520 ounces in the prior-year period.

Gold sales were 371,179 ounces for the year ended December 31, 2014 compared to 391,823 ounces in the prior year. Gold sales volumes were lower than the prior year primarily due to lower production. Gold sales in the fourth quarter of 2014 were 104,224 ounces, compared to 104,523 ounces in the prior-year period.

Copper production for the year ended December 31, 2014 was 101.5 million pounds, exceeding the guidance range of 92.0 to 100.0 million pounds. Copper production for the year also improved over prior-year production of 85.4 million pounds. This increase was driven by both New Afton and Peak Mines. Copper production at New Afton increased 17% compared to the prior year due to increasing throughput levels, while copper production at Peak Mines increased 27% compared to the prior year as it benefitted from higher copper grade and recovery. Copper production for the fourth quarter of 2014 was 24.5 million pounds compared to 24.0 million pounds in the prior-year period.

Copper sales were 97.6 million pounds for the year ended December 31, 2014 compared to 82.6 million pounds in the prior year. This increase was driven by increased copper production from both New Afton and Peak Mines for the year. Copper sales were 25.5 million pounds for the fourth quarter of 2014 compared to 23.8 million pounds in the prior-year period. The timing of copper sales from previous quarters increased sales above production levels in the fourth quarter of 2014.

Silver production for the year ended December 31, 2014 was 1.4 million ounces, within the production guidance range of 1.35 to 1.75 million ounces. However, silver production was lower than prior-year production of 1.6 million ounces. Cerro San Pedro’s 2014 full-year production of 1.1 million ounces was below that of the prior year of 1.3 million ounces due to a combination of lower ore tonnes placed and lower grade, however, the silver contributions from New Afton and Peak Mines were both in line with expectations. Silver production in the fourth quarter of 2014 was 0.3 million ounces, consistent with the prior-year period.

Total cash costs per gold ounce sold, net of by-product sales, were $312 per ounce for the year ended December 31, 2014, compared to $377 per ounce in the prior year and below the guidance range of $320 to $340 per ounce for the year. The reduction in cash costs was primarily driven by increased copper by-product revenue from higher copper sales volumes and a benefit from weakening foreign currency exchange rates in all jurisdictions that we operate in, relative to the U.S. dollar. Total cash costs per gold ounce sold for the fourth quarter of 2014, net of by-product sales, were $414 per ounce compared to $316 per ounce in the prior-year period.

All-in sustaining costs per gold ounce sold were $779 per ounce for the year ended December 31, 2014, compared to $899 per ounce in the prior year and below the guidance range of $815 to $835 per ounce for the year. This decrease was primarily due to the lower cash cost component and lower sustaining capital expenditures offset by lower gold sales. All-in sustaining costs per gold ounce sold for the fourth quarter of 2014 were $845 per ounce compared to $883 per ounce in the prior-year period.

6	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

FINANCIAL HIGHLIGHTS

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
FINANCIAL INFORMATION
Revenues	188.1	198.4	726.0	779.7	791.3
Operating margin (1)	65.0	76.7	314.9	344.2	447.0
Earnings from mine operations	5.4	24.0	97.3	166.8	330.6
Net (loss) earnings	(431.9)	(254.7)	(477.1)	(191.2)	199.0
Adjusted net earnings (loss) (1)	13.4	16.7	45.2	61.3	183.5
Net cash generated from operations	69.9	99.7	268.8	171.9	235.8
Adjusted net cash generated from operations (1)	69.9	93.2	268.8	248.9	235.8
Adjusted net cash generated from operations before changes in non-cash operating working capital (1)	69.8	71.8	310.4	258.6	280.6
Capital expenditures	88.7	88.2	279.3	289.3	516.0
Total assets	3,881.8	4,202.3	3,881.8	4,202.3	4,283.7
Cash and cash equivalents	370.5	414.4	370.5	414.4	687.8
Long-term debt	874.3	862.5	874.3	862.5	847.8

Share Data
Earnings (loss) per share:
Basic ($)	(0.86)	(0.51)	(0.95)	(0.39)	0.43
Diluted ($)	(0.86)	(0.51)	(0.95)	(0.39)	0.42
Adjusted net earnings (loss) per basic share ($) (1)	0.03	0.04	0.09	0.13	0.40
Share price as at December 31 (TSX – Canadian dollars)	4.99	5.56	4.99	5.56	11.01
Weighted average outstanding shares (basic) (millions)	503.9	503.3	503.9	488.0	463.4

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss), adjusted net earnings (loss) per basic share, adjusted net cash generated from operations and adjusted net cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue was $726.0 million for the year ended December 31, 2014, compared to $779.7 million in the prior year. The benefit from increased copper sales was offset by lower gold and silver sales as well as lower average realized commodity prices compared to the prior year. The average realized prices for 2014 were $1,256 per gold ounce, $3.02 per pound of copper and $18.86 per silver ounce, compared to $1,337 per gold ounce, $3.24 per pound of copper and $23.16 per silver ounce in 2013. Revenue was $188.1 million for the fourth quarter of 2014, compared to $198.4 million in the prior-year period.

Earnings from mine operations were $97.3 million for the year ended December 31, 2014, compared to $166.8 million in the prior year. The decrease in earnings from mine operations was attributed primarily to lower gold and silver sales, lower average realized commodity prices as well as an increase in non-cash depreciation. Earnings from mine operations was $5.4 million for the fourth quarter of 2014, compared to $24.0 million in the prior-year period.

Net loss of $477.1 million or $0.95 per basic share for the year ended December 31, 2014, compared to a net loss of $191.2 million or $0.39 per basic share in the prior year. The current year includes after-tax impairment charges of $393.8 million, of which $334.7 million is related to Blackwater and $59.1 million is related to Cerro San Pedro. The prior year included after-tax asset impairment charges of $206.3 million relating to Cerro San Pedro and Peak Mines.

7	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The net loss was also impacted by the change in earnings from mine operations discussed above and the impact of items in non-operating “Other gains and losses”, where a loss of $40.7 million was recorded for the year ended December 31, 2014, compared to a gain of $26.0 million in 2013. These costs were partly offset by lower exploration and finance costs as more finance costs were capitalized in 2014.

Adjusted net earnings for the year ended December 31, 2014 were $45.2 million or $0.09 per basic share, compared to $61.3 million or $0.13 per basic share in the prior year. Adjusted net earnings were impacted by the change in earnings from mine operations, partly offset by decreased exploration and finance costs. Adjusted net earnings for the fourth quarter of 2014 were $13.4 million or $0.03 per basic share, compared to adjusted net earnings of $16.7 million or $0.04 per basic share in the prior-year period.

Net cash generated from operations for the year ended December 31, 2014 was $268.8 million compared to $171.9 million in the prior year. New Afton significantly added to New Gold’s net cash generated from operations, however, this benefit was offset by lower average realized prices and reduced net cash generated by Mesquite and Cerro San Pedro. Net cash generated from operations for the fourth quarter of 2014 was $69.9 million compared to $99.7 million in the prior-year period.

Adjusted net cash generated from operations before changes in working capital for the year ended December 31, 2014 was $310.4 million, compared to $258.6 million in the prior year. In the prior year, adjustments to net cash included $65.7 million of cash used to close the outstanding hedge position in May 2013, $17.9 million of Rainy River acquisition expenses and $6.6 million received relating to amended tax returns for Peak Mines. Adjusted net cash generated from operations before changes in working capital for the fourth quarter of 2014 was $69.8 million compared to $71.8 million in the prior-year period.

Cash and cash equivalents were $370.5 million at December 31, 2014 compared to $414.4 million at December 31, 2013. Net cash generated from operations of $268.8 million was offset by cash used in investing activities of $257.7 million, cash used by financing activities of $52.9 million and $2.1 million from the impact of foreign exchange on cash and cash equivalents.

8	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CORPORATE DEVELOPMENTS

New Gold’s strategy is to continue strong operational execution at its current assets while pursuing disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has successfully enhanced the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. The Company continues to evaluate assets in favourable jurisdictions where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, while ensuring that any potential acquisition is accretive on key per share metrics. The Company strives to maintain a strong financial position while continually reviewing strategic alternatives with the view of maximizing shareholder value. New Gold’s objective is to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

On December 29, 2014, the shareholders of Bayfield Ventures Corp. ("Bayfield") voted in favour of a plan of arrangement with New Gold (the "Arrangement") in which Bayfield shareholders would receive 0.0477 of a New Gold common share for each Bayfield common share held. The Arrangement was closed subsequent to year end on January 1, 2015. As a result of this acquisition, New Gold acquired all of Bayfield's assets, which include a 100% interest in three mineral properties, totalling 10 square kilometres, located adjacent to New Gold's Rainy River project in northwestern Ontario. One of the three properties, the Burns Block, lies between the eastern edge of the planned open pit and the underground Intrepid zone at Rainy River.

Effective September 2014, David Schummer was appointed as Executive Vice President and Chief Operating Officer of New Gold. Mr. Schummer previously spent 22 years at Newmont Mining Corporation, ultimately becoming the Senior Vice President of African Operations. As New Gold’s Chief Operating Officer, Mr. Schummer is responsible for the Company’s operating mines and will work closely with Robert Gallagher, President and Chief Executive Officer, on advancing New Gold’s growth projects.

On August 14, 2014, New Gold completed a $300.0 million revolving secured credit facility. The facility has a term of four years and replaces the Company’s previous $150.0 million revolving credit facility. The facility further enhances the Company’s financial position and provides additional financial flexibility.

development and exploration highlights of 2014

New Afton

•      The scoping study for the New Afton C-zone(1) was completed.

•       Measured and Indicated gold resource at the New Afton C-zone increased by 51% and the C-zone copper resource increased by 58% when compared to year-end 2013.

Rainy River

•      Detailed engineering 70% complete.

•      Impact and Benefits Agreements completed with key First Nations and Métis.

•      Subsequent to year end, received Federal and Provincial approval of Environmental Assessment.

•      Subsequent to year end, New Gold completed the acquisition of Bayfield on January 1, 2015 further consolidating New Gold’s holdings in the district.

1.      For further information on the New Afton C-zone, please refer to the “Development and Exploration Review” section of this MD&A.

9	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. We consider our ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. We aim to achieve these objectives through the protection of the health and well-being of our people and our host communities as well as industry leading practices in the areas of environmental stewardship and community engagement and development.

As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with reference to Human Rights, Labour, Environmental Stewardship and Anti-Corruption. As a member of the Mining Association of Canada (“MAC”), our operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of our employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. At New Gold, we believe that our people are our most valued assets. We strive to create a culture of inclusiveness that begins at the top and is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities, we strive to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

We are committed to preserving the long-term health and viability of the natural environments that host our operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – we are committed to excellence in environmental management. From the earliest site investigations, we carry out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations we promote the efficient use of raw materials and resources, work to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity or to an alternative land-use determined through consultation with local stakeholders.

We are committed to establishing relationships based on mutual benefit and active participation with our host communities to contribute to healthy and sustainable communities. Wherever our operations interact with Indigenous peoples, we promote understanding of, and respect for traditional values, customs and culture. We take meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. We foster open communication with local residents and community leaders and strive to partner in the long-term sustainability of those communities. We believe that by thoroughly understanding the people, their histories, and their needs and aspirations, we can engage in a meaningful and sustainable development process.

10	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Environmental Highlights of 2014

•      New Gold Environmental Standards were implemented at all New Gold operations.

•      New Afton was nominated as a finalist for the Platts Global Energy award for becoming first mine in North America to achieve ISO 50001 Energy Management Systems certification.

•      Cerro San Pedro achieved certification under the International Cyanide Management Code.

•      Subsequent to year end, the Canadian Environmental Assessment Agency granted Federal environmental regulatory approval and the Ontario Ministry of Environment and Climate Change granted Provincial environmental regulatory approval for Rainy River.

•      The updated Environmental Impact Assessment for Blackwater was submitted.

Community Highlights of 2014

•      New Gold Community Engagement and Development Standards were implemented at all New Gold operations.

•      New Gold achieved compliance with the World Gold Council Conflict Free Gold Standard.

•      Cerro San Pedro engaged employees and local community members in identifying priorities for local economic development.

•      Rainy River successfully concluded an Impacts and Benefits Agreement with the Rainy River First Nations and Naicatchewenin First Nation on October 10, 2014 and Participation Agreements with the Métis Nation of Ontario on November 6, 2014.

2015 initiatives

•      Implementation of the Cerro San Pedro Community Entrepreneurship Development Program in partnership with local universities and Sustainable Economic Futures, as part of the closure planning process.

•      Review of tailings management practices and design across New Gold operations.

•      Negotiation toward forming mutually beneficial Participation Agreements with affected First Nations.

11	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

NEW GOLD’S INVESTMENT THESIS

Our primary focus is the exploration, development and operation of our portfolio of gold assets. We currently have an established foundation with our four producing assets providing us with the cash flow that should position us to grow the business organically as we further explore and develop our exciting development projects. As we deliver on what we believe is an industry-leading organic growth profile, we intend to remain focused on the following key strengths that have helped New Gold become a leading intermediate producer.

PORTFOLIO OF ASSETS IN TOP-RATED JURISDICTIONS	New Gold has a diverse portfolio of assets. Operating assets consist of New Afton in Canada, Mesquite in the United States, Peak Mines in Australia and Cerro San Pedro in Mexico. Significant development projects include Rainy River and Blackwater in Canada, and the Company’s 30% interest in the El Morro project in Chile. All assets are located in jurisdictions that have been ranked in the top five mining jurisdictions based on the Behre Dolbear Report “2014 Ranking of Countries for Mining Investment”. In 2014, 28% of our gold revenue was generated from Canada, 28% from the United States, 26% from Australia and 18% from Mexico, and over 70% of our gold reserves are located in Canada.

INVESTED AND EXPERIENCED TEAM	New Gold has an invested and experienced executive management team and Board of Directors with extensive mining sector knowledge, a successful track record of identifying and developing mines and significant experience in leading successful mining companies. Our Board of Directors provides valuable stewardship and includes individuals with a breadth of knowledge across the mining sector that the Company believes provides New Gold with a distinct competitive advantage.

AMONG LOWEST- COST PRODUCERS WITH ESTABLISHED TRACK RECORD	New Gold has a portfolio of mines that have a history of delivering on consolidated Company guidance. In 2014, New Gold achieved its production and outperformed its cost guidance. New Gold produced 380,135 gold ounces at total cash costs of $312 per gold ounce sold net of by-product sales and all-in sustaining costs of $779 per gold ounce sold net of by-product sales. New Gold’s costs continue to be well below the industry average.

PEER-LEADING GROWTH PIPELINE	In addition to our operating mines, we have development potential that significantly enhances our production base and growth profiles. As at December 31, 2014, Rainy River contains Proven and Probable Mineral Reserves of 3.8 million gold ounces and 9.4 million silver ounces, Blackwater contains Proven and Probable Mineral Reserves of 8.2 million gold ounces and 60.8 million silver ounces and El Morro provides New Gold with 2.7 million gold ounces of Proven and Probable Mineral Reserves. The capital cost for El Morro is fully funded by our 70% partner, Goldcorp Inc.

A HISTORY OF VALUE CREATION	Since the middle of 2008, New Gold has grown through the combination of largely single asset companies which has further strengthened the Company. New Gold has also continued to look for opportunities to increase the value of each of its operations organically. In 2014, New Gold increased the C-zone Measured and Indicated gold and copper resources through infill drilling and completed the acquisition of Bayfield which consolidates New Gold’s position in the Rainy River district. The experience of our management team and Board of Directors has allowed the Company to be opportunistic in its corporate development initiatives.

12	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

OUTLOOK FOR 2015

	Gold Production	Copper Production	Silver Production	Total Cash Costs(1)	All-in Sustaining Costs(1)
	(thousands of ounces)	(millions of pounds)	(millions of ounces)	(per gold ounce sold)	(per gold ounce sold)
New Afton	105 - 115	85 - 95	-	($1,070) - ($1,030)	($560) - ($520)
Mesquite	110 - 120	-	-	$925 - $965	$1,290 - $1,330
Peak Mines	85 - 95	15 - 17	-	$660 - $700	$1,005 - $1,045
Cerro San Pedro	90 - 100	-	1.75 - 1.95	$955 - $995	$1,005 - $1,045
Total	390 - 430	100 - 112	1.75 - 1.95	$340 - $380	$745 - $785

1.	Net of by-product silver and copper revenues.

Production

In 2015, New Gold is scheduled to deliver production increases in all three of the metals that the Company produces. Consolidated gold production is expected to increase approximately 8% relative to 2014, driven by targeted production increases at three of the Company’s four operations. At the same time, copper production is scheduled to increase by approximately 4% with the benefit of the planned mill expansion at New Afton, and silver production should increase by over 25% as Cerro San Pedro places more ore on its leach pad.

Consistent with previous years, New Gold’s 2015 full-year production is not scheduled to be evenly distributed across the four quarters. The first half of 2015 is expected to contribute approximately 45% of the full-year production, with the balance of production scheduled for the second half of the year.

Total Cash Costs and All-in Sustaining Costs per Gold Ounce Sold

The Company’s 2015 all-in sustaining costs are expected to remain among the lowest in the industry and stay consistent with the low costs of $779 per ounce achieved in 2014. Total cash costs, which form a component of all-in sustaining costs, are expected to increase slightly when compared to cash costs of $312 per ounce in 2014. This is driven by the combination of the increased production weighting from the Company’s higher cost mines and the lower by-product pricing assumptions for 2015 of $2.75 per pound of copper and $16.00 per ounce of silver, relative to the prices of $3.02 per pound of copper and $18.86 per ounce of silver realized in 2014. At the same time, the 2015 assumptions for the Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.25, $1.25 and $15.00 to the U.S. dollar, as well as a $2.25 per gallon assumption for Mesquite’s diesel price, should benefit costs relative to the actual 2014 rates.

Category	Copper Price	Silver Price	AUD/USD	CDN/USD	MXN/USD	Diesel
Base Assumption	$2.75	$16.00	$1.25	$1.25	$15.00	$2.25
Sensitivity	+/- $0.25	+/- $1.00	+/- $0.05	+/- $0.05	+/- $1.00	+/- $0.25
Cost Per Ounce Impact
New Afton	+/-$200	-	-	+/-$90	-	-
Mesquite	-	-	-	-	-	+/-$15
Peak Mines	+/-$40	-	+/-$90	-	-	-
Cerro San Pedro	-	+/-$20	-	-	+/-$50	-
Total	+/-$65	+/-$5	+/-$20	+/-$25	+/-$10	+/-$5

Capital Expenditures and Other Costs

New Gold’s 2015 total sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures are scheduled to be approximately $65 per ounce below those of 2014. These are the additional cost components, in addition to total cash costs, that comprise all-in sustaining costs.

13	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that is critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are spot prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of operating mines produced 380,135 gold ounces for the full year and 105,992 gold ounces in the fourth quarter of 2014.

Full year 2014 total cash costs and all-in sustaining costs, net of by-product sales, were $312 and $779 per gold ounce sold, respectively. Total cash costs and all-in sustaining costs for the fourth quarter, net of by-product sales, were $414 and $845 per gold ounce sold, respectively.

New Gold continues to deliver against guidance with respect to the key internal drivers.

Commodity Prices

Gold Prices

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the year ended December 31, 2014, New Gold achieved an average realized gold price of $1,256 per ounce compared to the London PM fix average gold price of $1,266 per ounce. For the fourth quarter of 2014, New Gold achieved an average realized gold price of $1,188 per ounce compared to the London PM fix average gold price of $1,200 per ounce. New Gold achieved a lower realized gold price compared to the London PM fix average primarily as a result of provisionally priced sales settling in the fourth quarter at a lower price than recorded in previous months and the marked-to-market of un-settled ounces at the end of the year.

The outlook for the gold price remains subject to volatility in the near term, but as interest rates remain low and the economic recovery is uncertain, the fundamentals that support the gold price remain in place. As a lower cost producer, we believe New Gold is in a strong position to operate both in a low gold price environment and to take advantage of higher gold prices through our growth projects.

14	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Copper Prices

For the year ended December 31, 2014, New Gold achieved an average realized copper price of $3.02 per pound compared to the average London Metals Exchange copper price of $3.11 per pound. The current year was moderately impacted by certain 2013 sales settling in 2014 at a lower copper price than recorded at year end 2013. For the fourth quarter of 2014, New Gold’s average realized copper price was $2.92 per pound compared to the average London Metals Exchange copper price of $3.00 per pound.

Silver Prices

For the year ended December 31, 2014, New Gold had an average realized silver price of $18.86 per ounce compared to an average London PM fix price of $19.02 per ounce. For the fourth quarter of 2014, New Gold had an average realized silver price of $15.73 per ounce compared to an average London PM fix price of $16.22 per ounce.

Foreign Exchange Rates

The Company operates in Canada, the United States, Australia, Mexico and Chile, while revenues are predominantly generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The Canadian dollar weakened against the U.S. dollar by approximately 9% for the full year 2014 and weakened by approximately 4% in the fourth quarter of 2014. A weaker Canadian dollar decreases costs in U.S. dollar terms at the Company’s Canadian operations, as well as the capital cost at the Company’s Canadian development properties.

The Australian dollar weakened against the U.S. dollar by approximately 9% for the full year 2014 and weakened by approximately 7% in the fourth quarter of 2014. A weaker Australian dollar decreases costs in U.S. dollar terms at the Company’s Australian operations, Peak Mines.

The Mexican peso weakened against the U.S. dollar by approximately 13% for the full year 2014 and weakened by approximately 10% in the fourth quarter of 2014. A significant portion of costs at Cerro San Pedro are incurred in U.S. dollars and, as such, the movement in the Mexican peso exchange rate is not as significant a driver of U.S. dollar-denominated costs.

15	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

For an analysis of the impact of foreign exchange fluctuations on operating costs in 2014 relative to 2013, refer to the “Review of Operating Mines” sections for New Afton, Peak Mines and Cerro San Pedro for details.

Economic Outlook

Metal prices moved through the final quarter of 2014, with gold ending flat over both the quarter and the year. Copper declined on global growth concerns, particularly in China, which outweighed the relatively positive news from the U.S. economy. Interest rates and inflation both remain low and are likely to remain so for the foreseeable future, and in early 2015 the European Central Bank unveiled a quantitative easing program while the Canadian central bank, among others, cut interest rates further. The U.S. dollar has continued to strengthen relative to most major currencies, with the markets considering the U.S. the most likely contender to lead the return to more normal growth rates. U.S. dollar strength increases purchasing power compared to gold as well as other goods, services and currencies, putting pressure on the gold price, which is denominated in U.S dollars. Nevertheless, as other currencies weaken, particularly the Canadian dollar, New Gold tends to benefit, as revenues are denominated in U.S. dollars while costs are incurred largely in non-U.S. currencies. As a low cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. The Company has not hedged foreign exchange rates or metal prices, with the exception of the gold hedge mandated by Mesquite’s 2008 project financing that was monetized on May 15, 2013. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

16	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

FINANCIAL AND OPERATING RESULTS

Summary of Annual Financial and Operating Results

RECONCILIATON OF NET EARNINGS – 2013 TO 2014

(IN MILLIONS OF DOLLARS)

Production

New Gold’s consolidated gold production in 2014 was 380,135 ounces compared to 397,688 ounces in 2013. Production increases from New Afton and consistent production at Peak Mines and Mesquite were offset by planned lower production at Cerro San Pedro. New Afton’s production increased 20% compared to the prior year as the mine increased average daily throughput levels to over 13,000 tonnes during the year. However, production at Cerro San Pedro was lower than the prior year as mining activity in the first eight months of 2014 was primarily focused on a waste stripping initiative to prepare for the final year of active mining in 2015.

Consolidated copper production increased in 2014 to 101.5 million pounds compared to 85.4 million pounds in 2013, representing a 19% increase as a result of increased production from both New Afton and Peak Mines.

Consolidated silver production decreased in 2014 to 1.4 million ounces, compared to 1.6 million ounces in 2013, due to lower silver production at Cerro San Pedro partly offset by increases at New Afton and Peak Mines.

Revenue

Revenue for 2014 was $726.0 million compared to $779.7 million in the prior year. The decrease in revenue was due to increased copper sales volumes being only partially offset by lower gold sales and the decrease in commodity prices of all metals. Additionally, revenue was impacted by the reclassification of the loss on the monetization of the hedge of $27.3 million compared to $18.7 million in the prior year. The average realized prices for 2014 were $1,256 per gold ounce, $3.02 per pound of copper and $18.86 per silver ounce, compared to $1,337 per gold ounce, $3.24 per pound of copper and $23.16 per silver ounce in the prior year.

Operating expenses

Operating expenses were $411.1 million in 2014 compared to $435.5 million in the prior year. The decrease in operating expenses is primarily driven by New Afton and Peak Mines reflecting improved operational efficiencies, offset by increased expenses from cyanide and reagent costs incurred at Cerro San Pedro in an effort to increase recoveries through side slope leaching.

17	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Depreciation and depletion

Depreciation and depletion was $217.6 million in 2014, compared to $177.4 million in the prior year, primarily due to increased depreciation at New Afton from increased production and a change to the reserve base at December 31, 2013, which is the basis for units of production depletion in 2014.

Earnings from mine operations

Earnings from mine operations were $97.3 million in 2014, compared to $166.8 million in the prior year. Earnings from mine operations were primarily impacted by lower average realized commodity prices as well as increased depreciation at New Afton, partly offset by lower operating costs at New Afton and Peak Mines.

Corporate administration

Corporate administration costs were $25.4 million in 2014, compared to $26.7 million in the prior year. These costs were positively impacted by the weaker Canadian dollar.

Share-based compensation

Share-based compensation costs were $7.5 million in 2014, compared to $8.5 million in the prior year. The reduction primarily reflects a decrease in options granted that relate to 2014 as well as a lower fair value for options granted.

Exploration and business development

Exploration and business development costs were $11.8 million in 2014, compared to $34.1 million in the prior year. The current year included a refundable tax credit of $3.6 million at Blackwater related to the British Columbia Mining Exploration Tax Credit. The prior year included exploration costs relating to the C-zone exploration program at New Afton, which were capitalized in 2014.

Impairment of non-monetary assets

In the fourth quarter of 2014, New Gold determined that there were triggering events to test for impairment at Mesquite, Cerro San Pedro, Blackwater and El Morro. The Company has identified the revised production profile of Mesquite and Cerro San Pedro, along with the reduction in Blackwater activity and the continued delays imposed in connection with various legal challenges at the El Morro project as indicators of impairment and performed an impairment assessment to determine the recoverable amount of these cash generating units (“CGUs”).

It has been determined that the fair value of the Cerro San Pedro CGU has been significantly impacted by the short and medium-term gold and silver commodity prices and the revised expected residual leach production profile, and the fair value of the Blackwater CGU has been significantly impacted by the timing of expected cash flows and the lower in-situ resource value applied to longer term development projects, in addition to a lower gold price assumption. As a result of this impairment testing, the Company recorded an after-tax impairment expense of $334.7 million for Blackwater and $59.1 million for Cerro San Pedro for a total of $393.8 million. The recoverable amount of Mesquite and El Morro exceeded their carrying value and accordingly no impairment charges were recorded for these CGUs.

This compares to $206.3 million in the prior year due to impairment of Cerro San Pedro and Peak Mines. This amount will be added back for purposes of adjusted earnings.

Other gains and losses

The following other gains and losses are all added back for the purposes of adjusted net earnings:

18	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Non-hedged derivatives

For the year ended December 31, 2014, the Company recorded a gain of $8.5 million compared to a gain of $49.3 million in the prior year relating to share purchase warrants. The Company’s functional currency is the U.S. dollar, however, the share purchase warrants are denominated in Canadian dollars and are therefore treated as a derivative liability. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Foreign exchange

For the year ended December 31, 2014, the Company recognized a foreign exchange loss of $47.5 million compared to a loss of $25.7 million in the prior year. Movements in foreign exchange are due to the revaluation of the monetary assets and liabilities at the balance sheet date and the depreciation of both the Canadian and Australian dollars by 9% compared to the U.S. dollar in the year.

Ineffectiveness of hedge instruments

For the year ended December 31, 2014, there was no gain or loss recorded for the ineffective portion of the gold hedge. New Gold eliminated the remaining hedge position in May 2013 which resulted in a gain of $9.5 million in 2013.

Income tax

Income and mining tax expense for 2014 was $67.6 million compared to a recovery of $0.4 million in the prior year, reflecting an effective tax rate of 17% in 2014 compared to 0.2% in 2013. The primary reason for the higher tax expense in 2014 is a $46.8 million tax expense related to the change in the tax rate used in Chile from 20% to 35% due to the enactment of new legislation which was published in the Chilean Official Gazette on September 29, 2014. The Company also wrote off deferred tax liabilities of $2.0 million and increased the unrecognized deferred tax asset by $18.3 million as a result of the impairment at Cerro San Pedro. The impairment at Blackwater also resulted in an increase in the effective tax rate for 2014 as the Company did not write off deferred tax liabilities, as no deferred tax liability was originally set up on acquisition of Blackwater in 2011.

The Company continues to monitor tax legislation in each of the jurisdictions where it operates. In 2014, the Company recognized additional deferred tax liabilities of $46.8 million in Chile as a result of the enactment of an increase in the tax rate from 20% to 35%. In 2013, the Company recognized additional deferred tax liabilities of $3.0 million in Mexico as a result of the enactment of the 2014 Mexican Tax Reform by the Mexican Senate in December 2013.

In 2014, the Company did not recognize a deferred tax asset in Mexico of $34.0 million following the impairment of the mining assets in Mexico as it cannot meet the more likely than not criteria for recognizing the asset. Additionally, the Company reassessed the deferred tax asset with respect to the Alternate Minimum Tax (“AMT”) credits and only recognized the deferred tax asset that meets the more likely than not recognition criteria at its U.S. operation. For the 2014 year end, the Company did not recognize $5.6 million of deferred tax asset relating to AMT credits at the Mesquite operation.

During the year, the Company received tax refunds in the amount of $4.0 million compared to taxes paid of $31.7 million in the prior year. The decrease in cash tax payments is primarily due to the geographical mix of profits. Specifically, a higher proportion of profits in 2014 was earned in Canada where the Company is utilizing its tax attributes compared to the prior-year period where a greater proportion of profits was earned in the U.S., Australia and Mexico. Additionally, the Company also received $24.4 million of refundable tax credits provided by the Province of British Columbia as an incentive for exploration. This compares to $5.7 million in 2013.

19	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

On an adjusted net earnings basis, the effective tax rate for 2014 was 30% compared to 31% in the prior year. The adjusted effective tax rates exclude the impact of the hedge settlement, the impact of any asset impairments and any associated changes in the recognition of deferred tax assets, as well as the impact of the tax rate change in Chile.

Net loss

For the year ended December 31, 2014, New Gold had a net loss of $477.1 million, or $0.95 per basic share, primarily due to an impairment charge in the fourth quarter of 2014. This compares with a net loss of $191.2 million, or $0.39 per basic share in the prior year.

Adjusted net earnings

For the year ended December 31, 2014, adjusted net earnings were $45.2 million or $0.09 per basic share, compared to $61.3 million or $0.13 per basic share in the prior year.

RECONCILIATON OF ADJUSTED NET EARNINGS – 2013 TO 2014

(IN MILLIONS OF DOLLARS)

The net loss has been adjusted, including the associated tax impact, for costs in “Other gains and losses” on the condensed consolidated income statement. Key entries in this grouping are: the fair value changes for share purchase warrants; foreign exchange gain or loss; and other non-recurring items. Net loss is also adjusted for asset impairment, inventory write-downs, transaction costs related to Rainy River and severance charges. Other adjustments to the net loss include the non-cash loss incurred on the monetization of the Company’s legacy hedge position as it is realized into income over the original term of the hedge contract, which is included in revenue.

In the current year, the net loss is adjusted for charges related to an asset impairment at Cerro San Pedro and Blackwater and an inventory write-down primarily at Cerro San Pedro. In the prior year, the net loss was adjusted for asset impairment charges primarily related to Cerro San Pedro, transaction costs related to Rainy River, silver inventory write-down at Cerro San Pedro and severance charges at Peak Mines and New Afton. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.

See “Non-GAAP Financial Performance Measures” for reconciliation of the net loss to adjusted net earnings.

20	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Operating information
Gold production (ounces)	105,992	93,367	89,460	91,317	106,520	94,038	102,435	94,695	112,883
Gold sales (ounces)	104,224	88,168	84,736	94,052	104,523	94,082	98,037	95,181	109,766

Revenues	188.1	169.3	178.1	190.5	198.4	196.0	183.5	201.8	250.9

Net (loss) earnings	(431.9)	(59.6)	16.2	(1.8)	(254.7)	12.2	15.0	36.3	123.9
Per share:
Basic	(0.86)	(0.12)	0.03	0.00	(0.51)	0.02	0.03	0.08	0.26
Diluted	(0.86)	(0.12)	0.03	0.00	(0.51)	0.02	0.03	0.08	0.26

Adjusted net earnings (loss)	13.4	5.4	8.2	18.2	16.7	20.0	4.3	20.6	49.7
Per share:
Basic	0.03	0.01	0.02	0.04	0.04	0.04	0.01	0.04	0.11
Diluted	0.03	0.01	0.02	0.04	0.03	0.04	0.01	0.04	0.11

Production

The Company’s consolidated gold production during the fourth quarter of 2014 was 105,992 ounces compared to 93,367 ounces in the third quarter of 2014 and 106,520 ounces in the prior-year period. Production in the fourth quarter of 2014 was the strongest of the year as scheduled increases in production at Mesquite and Cerro San Pedro were offset by a decrease in production at Peak Mines due to unscheduled mill downtime. At Peak Mines, a total of seven days was lost due to a combination of a SAG mill motor failure as well as a belt tear on the SAG mill feed conveyor.

Consolidated copper production during the fourth quarter of 2014 was 24.5 million pounds compared to 24.0 million pounds in the prior-year period as copper production increased at Peak Mines from higher copper grade and increased recovery.

Consolidated silver production during the fourth quarter of 2014 was 0.4 million ounces compared to 0.4 million ounces in the prior-year period. Increased silver production at New Afton and Peak Mines was offset by lower production at Cerro San Pedro.

Impairment of non-monetary assets

The Company has determined that each mine site and development project qualify as an individual CGU. In accordance with the Company’s accounting policies, the recoverable amount of a CGU is estimated when an indication of impairment exists. Indicators of impairment existed at the Mesquite CGU and Cerro San Pedro CGU (both operating mines) and the Blackwater CGU and El Morro CGU (both development properties). At Mesquite and Cerro San Pedro, the Company updated its Mineral Reserves and Mineral Resources statements, which has reduced the Mineral Reserves and Mineral Resource estimate at the CGUs, and updated the respective Life-of-Mine (“LOM”) plans, which revised the expected production profiles for each mine going forward. At Blackwater, the decision was made to close the exploration camp and slow down related project activity. On October 7, 2014 the Chilean Supreme Court invalidated the El Morro project’s environmental permit and the permit was subsequently withdrawn by Sociedad Contractual Minera El Morro. The Company has identified the revised production profile of Mesquite and Cerro San Pedro along with the reduction in Blackwater activity and the continued delays imposed in connection with various legal challenges at El Morro as indicators of impairment and performed an impairment assessment to determine the recoverable amount of these CGUs.

21	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

For the year ended December 31, 2014, the Company recorded after-tax impairment charges of $393.8 million within income from operations (2013 - $206.3), as noted below:

Year ended December 31, 2014
(in millions of U.S. dollar, except where noted)	Cerro San Pedro	Blackwater	Total
IMPAIRMENT CHARGE INCLUDED WITHIN INCOME FROM OPERATIONS
Blackwater non-depletable mining interest	-	334.7	334.7
Cerro San Pedro depletable mining interest	45.7	-	45.7
Cerro San Pedro plant & equipment	15.4	-	15.4
Total before tax	61.1	334.7	395.8
Tax recovery	(2.0)	-	(2.0)
Total after tax	59.1	334.7	393.8

Year ended December 31, 2013
(in millions of U.S. dollars, except where noted)	Cerro San Pedro	Peak Mines	Total
IMPAIRMENT CHARGE INCLUDED WITHIN INCOME FROM OPERATIONS
Cerro San Pedro plant & equipment	3.5	-	3.5
Cerro San Pedro depletable mining interest	191.9	-	191.9
Cerro San Pedro non-depletable mining interest	70.7	-	70.7
Peak Mines depletable mining interest	-	6.4	6.4
Total before tax	266.1	6.4	272.5
Tax recovery	(64.2)	(2.0)	(66.2)
Total after tax	201.9	4.4	206.3

(i) Methodology and key assumptions

Impairment is recognized when the carrying amount of a CGU exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has the following CGUs: New Afton, Mesquite, Peak Mines, Cerro San Pedro, Rainy River, Blackwater and El Morro. Other assets consist of corporate assets and exploration properties.

As outlined in the accounting policies, the Company uses the fair value less cost of disposal to determine the recoverable amount as it believes that this will generally result in a value greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs of disposal is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. Key estimates and judgments used in the fair value less cost of disposal calculation are estimates of production levels, operating costs and capital expenditures reflected in the Company’s LOM plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, silver and copper prices, discount rates and foreign exchange rates. The Company considers this approach to be consistent with the valuation approach taken by market participants.

22	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Life-of-Mine plans

Estimated cash flows are based on LOM plans which estimate expected future production, commodity prices, exchange assumptions, operating costs and capital costs. Current LOM plans range from one to 17 years with an average mine life of 10 years. LOM plans use Proven and Probable Mineral Reserves only and do not utilize Mineral Resource estimates for a CGU. When options exist for the future extraction and processing of these Resources, an estimate of the value of the unmined Mineral Resources (also referred to as in-situ ounces), along with an estimate of value of exploration potential is included in the determination of fair value.

In-situ ounces and exploration potential

In-situ ounces are excluded from the LOM plans due to the need to continually reassess the economic returns on and timing of specific production options in the current economic environment. The value of in-situ ounces has been estimated using an enterprise value per equivalent resource ounce, with the enterprise value based on the market capitalization of a subset of publicly traded companies. A higher in-situ value has been applied to the operating and active development CGUs while a lower in-situ value has been applied to longer term development projects. Estimated exploration potential has been determined by the Company based on industry standard multiples.

Land Holdings

Land value has been estimated on a per hectare basis with reference to recent comparable land purchases.

Discount rates

When discounting estimated future cash flows, the Company uses a real after-tax discount rate that is designed to approximate what market participants would assign. This discount rate is calculated using the Capital Assets Pricing Model (“CAPM”) with an additional premium applied as needed to reflect development or jurisdictional risk. The CAPM model includes market participant’s estimates for equity risk premium, cost of debt, target debt to equity, risk free rates and inflation. For the December 31, 2014 impairment analysis, real discount rates of between 5% and 8% were used with an average rate of 5.80%.

Commodity prices and exchange rates

Commodity prices and exchange rates are estimated with reference to external market forecasts. The rates applied have been estimated using consensus commodity prices and exchange rate forecasts. For the December 31, 2014 impairment analysis the following commodity prices and exchange rate assumptions were used:

	Year ended December 31, 2014
(in U.S. dollars, except where noted)	2015 - 2019 Average	Long term
Commodity prices
Gold ($/ounce)	1,260	1,300
Silver ($/ounce)	20.14	20.00
Copper ($/pound)	3.20	3.00
Exchange rates
CAD:USD	1.13	1.11
AUD:USD	1.19	1.11
MXN:USD	12.45	11.00
CLP:USD	538	538

23	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Significant judgments and assumptions are required in making estimates of fair value. It should be noted that the CGU valuations are subject to variability in key assumptions including, but not limited to, long-term gold prices, currency exchange rates, discount rates, production and operating and capital costs. An adverse change in one or more of the assumptions used to estimate fair value could result in a reduction in a CGU’s fair value.

(ii) Impact of impairment tests

As noted above, at December 31, 2014, it was determined that there were indicators of impairment for the Mesquite CGU, Cerro San Pedro CGU, the Blackwater CGU and the El Morro CGU. The Company calculated the recoverable amount of these CGUs using the fair value less cost of disposal method as noted above. For the year ended December 31, 2014 the Company recorded pre-tax impairment charges of $395.8 million, $393.8 million net of tax (2013 - $272.5 million, $206.3 million net of tax) within income from operations related to CGU level impairments, as noted above.

The fair value of the Cerro San Pedro CGU has been significantly impacted by the short and medium-term gold and silver commodity prices and the revised expected residual leach production profile. The fair value of the Blackwater CGU has been significantly impacted by the timing of expected cash flows and the lower in-situ value applied to longer term development projects, in addition to a lower gold price assumption.

The recoverable amount of Mesquite and El Morro exceeded their carrying value and accordingly no impairment charges were recorded for these CGUs at the CGU level.

(iii) Sensitivity analysis

After effecting the impairments for Cerro San Pedro and Blackwater, the fair value of each of these CGUs is assessed as being equal to their respective carrying amounts as at December 31, 2014. Any variation in the key assumptions used to determine fair value would result in a change of the assessed fair value. If the variation in the assumptions had a negative impact on fair value, it could indicate a requirement for additional impairment to the CGU. It is estimated that changes in the key assumptions would have the following approximate impact on the fair value of Cerro San Pedro and Blackwater at December 31, 2014:

	Year ended December 31, 2014
(in millions of U.S. dollars, except where noted)	Cerro San Pedro	Blackwater
IMPACT OF CHANGES IN THE KEY ASSUMPTIONS USED TO DETERMINE FAIR VALUE
$100 per ounce change in gold price	13.0	221.0
0.5% change in discount rate	0.5	73.0
5% change in exchange rate	7.0	136.0
5% change in operating costs	12.0	67.0
5% change in in-situ ounces	-	3.0

24	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Summary of Quarterly Financial and Operating Results

RECONCILIATON OF FOURTH QUARTER NET EARNINGS – 2013 TO 2014

(IN MILLIONS OF DOLLARS)

Revenue

Revenue was $188.1 million for the fourth quarter of 2014, compared to $198.4 million in the prior-year period. When compared to previous quarters of 2014, increased gold and copper sales were the primary drivers of increased revenue despite declines in average realized commodity prices. The decrease in revenue compared to the prior-year period is driven primarily by increased copper sales and consistent gold sales being offset by the decrease in average realized commodity prices. The average realized prices for the fourth quarter of 2014 were $1,188 per gold ounce, $2.92 per pound of copper and $15.73 per silver ounce, compared to $1,233 per gold ounce, $3.24 per pound of copper and $20.10 per silver ounce in the prior-year period.

Operating expenses

Operating expenses for the fourth quarter of 2014 were $123.1 million compared to $121.7 million in the prior-year period. Operating expenses include an inventory write-down of $9.1 million compared to $6.5 million in the prior-year period.

Depreciation and depletion

Depreciation and depletion for the fourth quarter of 2014 was $59.6 million compared to $52.7 million for the prior-year period, primarily due to increased depreciation at New Afton due to increased production and a change to the reserve base at December 31, 2013, which is the basis for units of production depletion in 2014.

Earnings from mine operations

Earnings from mine operations for the fourth quarter of 2014 were $5.4 million compared with $24.0 million in the prior-year period. The decrease in earnings from mine operations is attributed primarily to lower average realized commodity prices and increased depreciation.

Corporate administration

Corporate administration costs were $5.2 million in the fourth quarter of 2014 compared to $5.6 million incurred in the prior-year period. These costs were positively impacted by the weaker Canadian dollar.

25	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Share-based compensation

Share-based compensation costs were $1.5 million in the fourth quarter of 2014 compared to $2.0 million the prior-year period. This reflects a decrease in options granted that relate to 2014 as well as a lower fair value for options granted.

Exploration and business development

Exploration and business development recovery was $0.6 million in the fourth quarter of 2014 compared to an expense of $5.7 million for the prior-year period. This was due to the Company receiving a refundable tax credit of $3.6 million at Blackwater related to the British Columbia Mining Exploration Tax Credit. Exploration was primarily incurred on Peak Mines and the Blackwater project. The prior year included exploration costs relating to the C-zone exploration program at New Afton.

Impairment of non-monetary assets

For details on impairment of non-monetary assets, refer to the “Key Quarterly Operating and Financial Information” section of this MD&A.

Other gains and losses

The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives

In the fourth quarter of 2014, the Company recorded a gain of $4.1 million related to the mark-to-market of the share purchase warrants. This compares to a gain of $4.5 million in the prior-year period. The Company’s functional currency is the U.S. dollar, however, the share purchase warrants are denominated in Canadian dollars and are therefore treated as a derivative liability under IFRS. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Foreign exchange

In the fourth quarter of 2014, the Company recognized a foreign exchange loss of $21.4 million compared to a loss of $13.9 million in the prior-year period. The foreign exchange loss is due to the revaluation of the monetary assets and liabilities to the balance sheet date and the depreciation of the Canadian and Australian dollars during the fourth quarter of 2014.

Income tax

Income and mining tax expense in the fourth quarter of 2014 was $11.4 million compared to a recovery of $27.1 million in the prior-year period, reflecting an effective tax rate of 3% for the fourth quarter of 2014 compared to 10% in the prior-year period. The primary reason for the lower tax expense in the fourth quarter of 2014 is the reversal of deferred tax liabilities of $2.5 million and an increase in the unrecognized deferred tax asset by $18.3 million as a result of the asset impairment at Cerro San Pedro. The primary reason for the recovery in the fourth quarter of 2013 was due to the reversal of deferred tax liabilities in Mexico and Australia, as a result of the asset impairment. The Company did not write off deferred tax liabilities on the impairment of Blackwater as no deferred tax liability was originally set up on acquisition in 2011.

On an adjusted net earnings basis, the effective tax rate in the fourth quarter of 2014 was 21% compared to 19% in the prior-year period. The adjusted effective tax rate excludes the impact of the hedge settlement, the impact of any asset impairments and any associated changes in the recognition of deferred tax assets

26	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Net loss

For the fourth quarter of 2014, New Gold had a net loss of $431.9 million, or $0.86 per basic share, primarily driven by impairment charges in the quarter. This compares with a net loss of $254.7 million, or $0.51 per basic share in the prior-year period.

Adjusted net earnings

For the fourth quarter of 2014, adjusted net earnings were $13.4 million or $0.03 per basic share, compared to adjusted net earnings of $16.7 million or $0.04 per basic share in the prior-year period.

RECONCILIATON OF FOURTH QUARTER ADJUSTED NET EARNINGS – 2013 TO 2014

(IN MILLIONS OF DOLLARS)

The net loss has been adjusted, including the associated tax impact, for costs in “Other gains and losses” on the condensed consolidated income statement. Key entries in this grouping are: the fair value changes for share purchase warrants; foreign exchange gain or loss; and other non-recurring items. Net loss is also adjusted for asset impairment, inventory write-downs, transaction costs related to Rainy River and severance charges. Other adjustments to net loss include the non-cash loss incurred on the monetization of the Company’s legacy hedge position as it is realized into income over the original term of the hedge contract, which is included in revenue.

In the current quarter, the net loss is adjusted for charges related to an asset impairment at Cerro San Pedro and Blackwater and an inventory write-down primarily at Cerro San Pedro. In the prior year, the net loss was adjusted for asset impairment charges primarily relating to Cerro San Pedro, transaction costs related to Rainy River, silver inventory write-down at Cerro San Pedro and severance charges at Peak Mines and New Afton. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.

See “Non-GAAP Financial Performance Measures” for reconciliation of the net loss to adjusted net earnings.

27	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

REVIEW OF OPERATING MINES

New Afton Mine, British Columbia, Canada

The New Afton gold-copper Mine is located in Kamloops, British Columbia, Canada. The mine is a large underground gold-copper deposit. New Afton’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton Mine as well as 118 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At December 31, 2014, the mine had 0.8 million ounces of Proven and Probable gold Mineral Reserves and 781 million pounds of Proven and Probable copper Mineral Reserves, with 1.8 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 1.4 billion pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

AT-A-GLANCE

2015 GUIDANCE:

Gold: 105,000 - 115,000 ounces

copper: 85 - 95 million pounds

Total cash costs/oz: ($1,070) - ($1,030)

ALL-IN SUSTAINING COSTS/OZ: ($560) - ($520)

2014 Production:

Gold: 104,589 ounces

copper: 84.5 million pounds

Total cash costs/oz: ($1,248)

ALL-IN SUSTAINING COSTS/OZ: ($650)

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Operating information (1)
Ore mined (thousands of tonnes)	1,218	1,139	4,792	4,078	813
Ore processed (thousands of tonnes)	1,213	1,146	4,792	4,087	1,970
Average grade:
Gold (grams/tonne)	0.80	0.81	0.81	0.78	0.73
Copper (%)	0.93	0.95	0.94	0.93	0.79
Recovery rate (%):
Gold	80.7	84.4	83.4	85.1	80.1
Copper	82.3	85.3	84.9	85.9	83.5
Gold (ounces):
Produced (2)	25,301	25,211	104,589	87,177	36,807
Sold (2)	25,835	24,176	102,060	85,030	29,735
Copper (millions of pounds):
Produced (2)	20.4	20.5	84.5	72.0	28.5
Sold (2)	20.9	20.2	81.5	69.3	22.6
Silver (millions of ounces):
Produced (2)	0.1	0.1	0.2	0.2	0.1
Sold (2)	0.1	0.1	0.2	0.2	0.1
Average realized price (2):
Gold ($/ounce)	1,164	1,168	1,248	1,314	1,681
Copper ($/pound)	2.93	3.23	3.03	3.23	3.58
Silver ($/ounce)	13.99	19.35	18.21	20.91	33.04
Total cash costs per gold ounce sold ($/ounce) (3)(4)	(1,199)	(1,428)	(1,248)	(1,196)	(1,043)
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	(560)	12	(650)	(133)	358
Total cash costs on a co-product basis (3)(4)
Gold ($/ounce)	395	391	409	486	656
Copper ($/pound)	1.00	1.08	0.99	1.19	1.40
All-in sustaining costs on a co-product basis (3)(4)
Gold ($/ounce)	603	822	610	837	1,183
Copper ($/pound)	1.52	2.27	1.48	2.05	2.52

28	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Financial Information:
Revenues	85.3	88.3	350.2	318.7	127.3
Operating margin(3)	60.9	62.5	254.7	213.0	81.0
Earnings from mine operations	28.2	35.9	125.2	119.3	46.0
Capital expenditures (sustaining capital) (5)	16.2	34.7	59.7	90.2	36.9
Capital expenditures (growth capital) (5)	10.5	0.3	31.2	32.0	265.1
1.	Comparatives for 2012 reflect New Afton reaching commercial production on July 31, 2012.
2.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
5.	For the full year 2012, capital expenditures are net of proceeds received from sale of pre-commercial production inventory of $14.5 million.

Annual and Quarterly Operating Results

Production

For the year ended December 31, 2014, New Afton gold production increased 20% to 104,589 gold ounces compared to 87,177 gold ounces in the prior year, within the guidance range of 102,000 to 112,000 gold ounces. Copper production increased 17% to 84.5 million pounds of copper compared to 72.0 million pounds of copper in the prior year, above the guidance range of 78.0 to 84.0 million pounds of copper. This is primarily due to increased average daily throughput levels to over 13,000 tonnes in the year, and increased gold grades which also helped offset a planned decrease in gold recoveries stemming from higher throughput.

In the fourth quarter of 2014, New Afton produced 25,301 gold ounces compared to 25,211 ounces in the prior-year period. Copper production in the fourth quarter of 2014 was 20.4 million pounds compared to 20.5 million pounds in the prior-year period.

Revenue

For the year ended December 31, 2014, revenue was $350.2 million compared to $318.7 million in the prior year as increased gold and copper sales were only partially offset by lower average realized commodity prices. The average realized gold price for 2014 was $1,248 per gold ounce compared to $1,314 per gold ounce in the prior year and the London PM fix average of $1,266 per gold ounce. The average realized copper price for 2014 was $3.03 per pound of copper compared to $3.23 per pound of copper in the prior year and the London Metals exchange copper price of $3.11 per pound.

In the fourth quarter of 2014, revenue was $85.3 million compared to $88.3 million in the prior-year period as lower average realized commodity prices were only partly offset by increased gold and copper sales. The average realized gold price for the fourth quarter of 2014 was $1,164 per gold ounce compared to $1,168 per gold ounce in the prior-period and the London PM fix average of $1,200 per gold ounce. The average realized copper price for 2014 was $2.93 per pound of copper compared to $3.23 per pound of copper in the prior-year period and the London Metals exchange copper price of $3.00 per pound.

Average realized gold and copper prices for the year and the fourth quarter fell below the London PM fix average primarily due to certain sales settling in the year and fourth quarter at lower prices than recorded at previous quarters, which impacted revenue as gold and copper prices declined throughout the year and in the latter part of the fourth quarter of 2014. Additionally, un-settled ounces at the end of the quarter were marked-to-market at a forward price of $1,184 per gold ounce and $2.87 per pound of copper, which negatively impacted the average realized price.

29	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

At the end of the quarter, the Company’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 25,787 ounces of gold and 45.3 million pounds of copper. Exposure to these movements in market metal prices is reduced by 42.8 million pounds of copper swaps outstanding at the end of 2014, with settlement periods ranging from January 2015 to June 2015.

Earnings from mine operations

For the year ended December 31, 2014, New Afton generated $125.2 million in earnings from mine operations compared to $119.3 million in the prior year. Increased revenues from higher gold and copper sales were offset by lower average realized prices, and increased depreciation due to higher production and a lower reserve base at December 31, 2013.

New Afton contributed $28.2 million to the Company’s earnings from mine operations in the fourth quarter of 2014, compared to $35.9 million for the prior-year period. While production improved in 2014, the impact of lower commodity prices offset this positive impact.

Total cash costs and all-in sustaining costs

For the year ended December 31, 2014, total cash costs per gold ounce sold, net of by-product sales, were ($1,248) per ounce compared to ($1,196) per ounce in the prior year. Cash costs were within the guidance range of ($1,260) to ($1,240) benefitting from higher by-product sales volumes and higher ounces sold. All-in sustaining costs per gold ounce sold were ($650) per ounce in 2014 compared to ($133) per ounce in the prior year and below the guidance range of ($620) to ($600) per ounce, impacted by the benefit from cash costs as well as decreased sustaining capital expenditures per ounce.

In the fourth quarter of 2014, total cash costs per gold ounce sold, net of by-product sales were ($1,199) per ounce compared to ($1,428) per ounce in the prior-year period, negatively impacted by lower average realized prices on by-products. All-in sustaining costs per gold ounce sold were ($560) per ounce compared to $12 per ounce for the prior-year period due to a planned decrease in sustaining capital expenditures.

Capital expenditures

For the year ended December 31, 2014, capital expenditures totalled $90.9 million, of which $59.7 million related to sustaining capital and $31.2 related to non-sustaining, or growth capital. This compares to $122.2 million in the prior year, of which $90.2 million related to sustaining capital and $32.0 million related to growth capital. In 2014, sustaining capital expenditures primarily related to mine development costs and the dam raise project, while the prior year sustaining capital primarily related to the East Cave development. Growth capital in 2014 related to capitalized exploration, the C-zone and the mill expansion project.

In the fourth quarter of 2014, capital expenditures totalled $26.7 million, of which $16.2 million related to sustaining capital and $10.5 million related to growth capital. This compares to $35.0 million in the prior-year period, of which $34.7 million related to sustaining capital and $0.3 million related to growth capital.

Impact of Foreign Exchange on Operations

New Afton’s operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. The value of the U.S. dollar for 2014 averaged $1.10 against the Canadian dollar compared to $1.03 for 2013, resulting in a positive impact on cash costs of $86 per gold ounce sold.

30	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The value of the U.S. dollar for the fourth quarter of 2014 averaged $1.14 against the Canadian dollar compared to $1.05 in the prior-year period, resulting in a positive impact on cash costs of $97 per gold ounce sold.

Exploration Activities

The Company’s exploration focus at New Afton continues to be on the C-zone portion of the deposit which extends along strike and below the B-zone block cave reserve that is currently being mined. A total of 6,515 metres in 14 core holes was completed during the fourth quarter of 2014, bringing total drilling for 2014 to 42,630 metres in 62 holes. Since commencing exploration of the C-zone in July 2012 the Company has completed 84,239 metres in 138 core holes. The results of this drilling have been incorporated into the Company’s 2014 year-end Mineral Resource estimate. For further information on the New Afton C-zone, please refer to the “Development and Exploration Review” section of this MD&A.

Outlook for 2015

Gold production at New Afton is expected to increase by approximately 5% in 2015 and copper production is scheduled to increase by approximately 6%. The targeted increase in production of both metals is driven by the planned increase in throughput resulting from the completion of the mill expansion project which remains on schedule for commissioning in mid-2015. Gold and copper grades as well as recoveries are expected to remain in line with those realized in 2014.

New Afton’s all-in sustaining costs and total cash costs, whether measured on a by-product or co-product basis, are expected to remain among the lowest in the industry in 2015. The anticipated increase in total cash costs relative to ($1,248) per ounce in 2014 is attributable to the combination of the lower copper price assumption of $2.75 per pound compared to the average realized price of $3.03 per pound in 2014 and the increase in processing costs per tonne related to a higher use of reagents and labour resulting from completion of the mill expansion. The impact of these costs is expected to be partially offset by the assumption of a lower Canadian dollar of C$1.25/US$ relative to the average 2014 foreign exchange rate of C$1.10/US$. 2015 sustaining capital expenditures are estimated to be $55 million, or $500 per ounce, which includes $35 million of underground development and $8 million for a tailings lift.

On a co-product basis, New Afton’s targeted 2015 all-in sustaining costs of $575 to $615 per ounce of gold and $1.30 to $1.45 per pound of copper are expected to remain in line with those achieved in 2014. Similarly, co-product total cash costs of $400 to $440 per ounce of gold and $0.90 to $1.05 per pound of copper also remain comparable to 2014.

The mill expansion project remains on schedule for a mid-2015 commissioning. After spending $20 million on the project in 2014, an additional $20 million of capital expenditures are estimated for the first half of the year. In total, the expansion project is expected to come in below the original $45 million cost estimate driven by the depreciation of the Canadian dollar and the likelihood that the estimated contingency may not be required.

Looking forward to 2016 and 2017, New Afton is expected to maintain its strong performance. Annual gold production is expected to average approximately 90,000 ounces as a scheduled decrease in gold grade is partially offset by higher mill throughput. At the same time, copper production should remain at approximately 90 million pounds per year.

31	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. The mine resumed production in 2008. At December 31, 2014, the mine had 1.7 million ounces of Proven and Probable gold Mineral Reserves and 1.2 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

AT-A-GLANCE

2015 GUIDANCE:

Gold: 110,000 - 120,000 ounces

Total cash costs/oz: $925 - $965

ALL-IN SUSTAINING COSTS/OZ: $1,290 - $1,330

2014 Production:

Gold: 106,670 ounces

Total cash costs/oz: $909

ALL-IN SUSTAINING COSTS/OZ: $1,266

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Operating information (1)
Ore mined and placed on leach pad (thousands of tonnes)	5,371	5,233	13,550	14,297	14,503
Waste mined (thousands of tonnes)	8,284	5,459	37,107	33,909	31,164
Ratio of waste to ore	1.54	1.04	2.74	2.37	2.15
Average grade:
Gold (grams/tonne)	0.39	0.42	0.40	0.37	0.46
Gold (ounces):
Produced (1)(2)	36,235	34,893	106,670	107,016	142,008
Sold (1)	34,370	32,239	103,654	104,794	142,491
Average realized price (3)(4):
Gold ($/ounce)	1,198	1,251	1,254	1,263	1,338
Total cash costs per gold ounce sold ($/ounce) (3)(4)	852	841	909	907	690
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	1,090	988	1,266	1,108	768

Financial Information (1):
Revenues	34.4	33.4	102.4	113.7	190.7
Operating margin(3)	5.4	6.4	9.1	19.4	93.3
Earnings (loss) from mine operations	(3.1)	(2.0)	(16.9)	(5.8)	67.6
Capital expenditures (sustaining capital)	7.9	2.1	33.2	17.4	10.9

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Average realized price per gold ounce for Mesquite includes realized gains and losses from gold hedge settlements but excludes the revenue reduction related to the hedge monetization over the original term of the hedge.

32	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Annual and Quarterly Operating Results

Production

For the year ended December 31, 2014, gold production at Mesquite was 106,670 ounces compared to 107,016 ounces in the prior year. Production at Mesquite was impacted by a planned decrease in ore tonnes placed on the leach pad in the first half of 2014 as a result of transitioning between pits and additional waste stripping activity. However, the mine benefitted from higher gold grades throughout the year. Mesquite’s full-year production was below its guidance range of 113,000 to 123,000 ounces primarily as a result of recoverable ounces being placed on the leach pad towards the end of the year and thus not having sufficient time to fully work through the leach process. This has positively impacted production in early 2015.

In the fourth quarter of 2014, Mesquite achieved the strongest production quarter of the year. Production for the quarter was 36,235 ounces compared to 34,893 ounces in the prior-year period and 38% higher than the third quarter of 2014. The fourth quarter benefitted from a combination of the increase in ore tonnes placed on the leach pad and higher grade during the second half of 2014.

Revenue

For the year ended December 31, 2014, revenue was $102.4 million compared to $113.7 million in the prior year. Revenue was negatively impacted by slightly lower gold sales and a lower average realized gold price. The average realized gold price for 2014 was $1,254 per ounce compared to $1,263 per gold ounce sold in the prior year and the London PM fix average of $1,266 per gold ounce. Revenue was also impacted by a non-cash charge of $27.3 million related to the monetization of the Company’s legacy hedge position as it was realized into income over the original term of the hedge contract. This compares to $18.7 million in the prior-year period.

For the fourth quarter of 2014, revenue was $34.4 million compared to $33.4 million in the prior-year period as an increase in gold sales was offset by a lower average realized gold price. The average realized gold price during the fourth quarter of 2014 was $1,198 per ounce compared to $1,251 per gold ounce sold in the prior-year period and the London PM fix average of $1,200 per gold ounce. The non-cash charge related to the monetization of the Company’s legacy hedge position was $6.8 million in the fourth quarter of 2014 compared to $7.0 million in the prior-year period.

Mesquite will no longer be impacted by the monetization of the hedge position as of 2015.

Earnings (loss) from mine operations

For the year ended December 31, 2014, Mesquite had a $16.9 million loss from mine operations as a result of the negative impacts to revenue, compared to a $5.8 million loss in the prior year.

Mesquite generated a $3.1 million loss from mine operations for the fourth quarter of 2014, compared to a $2.0 million loss in the prior-year period.

Total cash costs and all-in sustaining costs

Total cash costs per gold ounce sold for the year ended December 31, 2014 were $909 per ounce compared to $907 per ounce in the prior year and below the guidance range of $930 to $950 per ounce. When compared to guidance, cash costs benefitted from a combination of lower total tonnes moved and lower diesel prices. All-in sustaining costs per gold ounce sold were $1,266 in 2014 compared to $1,108 for the prior year, and below the guidance range of $1,310 to $1,330 per ounce. When compared to the prior year, all-in sustaining costs were impacted by the purchase of four haul trucks and initial costs for the leach pad expansion. Sustaining capital expenditures were lower compared to guidance, as a portion of planned capital for the leach pad expansion was rescheduled to 2015.

33	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

In the fourth quarter of 2014, total cash costs per gold ounce sold were $852 per ounce, compared to $841 per ounce in the prior-year period. All-in sustaining costs per gold ounce sold were $1,090 per ounce for the fourth quarter of 2014 compared to $988 per ounce for the prior-year period due to a planned increase in sustaining capital expenditures.

Capital expenditures

For the year ended December 31, 2014, capital expenditures totalled $33.2 million, all of which is sustaining capital, compared to $17.4 million in the prior year, with the increase being driven primarily by the planned purchase of four haul trucks and the initial spending on the leach pad expansion.

For the fourth quarter of 2014, capital expenditures totalled $7.9 million compared to $2.1 million in the prior-year period.

Exploration Activities

In the first quarter of 2014, the Company commenced a 24,000 metre delineation and infill drilling program to upgrade the classification status of mineral resources scheduled for mining during 2015. The program was completed during the second quarter of 2014. The Company did not conduct any exploration work at Mesquite during the third and fourth quarters of 2014.

Outlook for 2015

Production at Mesquite in 2015 is expected to increase by approximately 8% driven by an expected increase in gold grade. Ore tonnes placed on the leach pad and recovery are expected to remain in line with 2014 levels.

Mesquite’s total cash costs are expected to be approximately $35 per ounce above the $909 per ounce achieved in 2014 as the mine is scheduled to move approximately 15% more total tonnes than in the prior year. The cost impact of this increased mining activity is expected to be partially offset by the diesel price assumption of $2.25 per gallon as well as increased production. This $2.25 per gallon assumption compared to an average price paid in 2014 of $3.12 per gallon is above the average monthly price paid in December 2014 and January 2015. Sustaining capital expenditures are expected to be $40 million in 2015, which includes $25 million for the expansion of the leach pad and $15 million for major equipment components and repairs. Approximately, $7 million of the 2015 capital will be carried forward from 2014. Sustaining capital per ounce is expected to remain consistent with 2014 and, as a result, the anticipated change in all-in sustaining costs relative to 2014 is primarily attributable to the above-noted increase in total cash costs.

In 2016 and 2017, Mesquite is expected to average production of approximately 150,000 ounces per year at weighted average all-in sustaining costs of $800 per ounce. This improved performance is scheduled to be driven by the combination of increases in ore tonnes placed on the leach pad, grade moving to reserve grade and sustaining capital expenditures decreasing to an average of $12 million per year.

34	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2014, the mine had 0.4 million ounces of Proven and Probable gold Mineral Reserves and 89 million pounds of Proven and Probable copper Mineral Reserves, with 0.4 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 75 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of Peak Mines’ operating results is provided below:

AT-A-GLANCE

2015 GUIDANCE:

Gold: 85,000 – 95,000 ounces

copper: 15 – 17 million pounds

Total cash costs/oz: $660 - $700

ALL-IN SUSTAINING COSTS/OZ: $1,005 - $1,045

2014 Production:

Gold: 99,030 ounces

copper: 17.0 million pounds

Total cash costs/oz: $658

ALL-IN SUSTAINING COSTS/OZ: $1,025

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Operating information (1)
Ore mined (thousands of tonnes)	178	190	761	768	786
Ore processed (thousands of tonnes)	175	201	772	814	778
Average grade:
Gold (grams/tonne)	3.94	4.00	4.25	4.14	4.18
Copper (%)	1.13	0.88	1.10	0.85	0.97
Recovery rate (%):
Gold	98.9	93.6	94.0	92.9	91.3
Copper	93.4	89.6	91.0	88.0	86.0
Gold (ounces):
Produced (1)	21,889	24,237	99,030	100,700	95,522
Sold (1)	24,614	25,323	98,002	102,811	89,269
Copper (millions of pounds):
Produced (1)	4.1	3.5	17.0	13.4	14.4
Sold (1)	4.5	3.6	16.1	13.4	13.0
Silver (millions of ounces):
Produced (1)	0.0	0.0	0.1	0.1	0.1
Sold (1)	0.0	0.0	0.1	0.1	0.1
Average realized price (2):
Gold ($/ounce)	1,196	1,251	1,266	1,370	1,677
Copper ($/pound)	2.87	3.28	2.98	3.29	3.51
Silver ($/ounce)	15.87	19.65	18.53	21.36	31.30
Total cash costs per gold ounce sold (2)(3)	707	778	658	850	764
All-in sustaining costs per gold ounce sold (2)(3)	1,231	1,106	1,025	1,331	1,360

Financial Information:
Revenues	41.3	42.1	168.3	177.7	191.1
Operating margin (2)	11.5	9.9	59.1	51.3	81.6
Earnings (loss) from mine operations	(2.0)	(0.5)	7.9	18.9	58.8
Capital expenditures (sustaining capital)	11.9	7.8	30.9	43.0	46.8

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

35	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If copper revenue was treated as a co-product, the average total cash costs at Peak Mines for the fourth quarter of 2014 would be $842 per gold ounce (2013 - $886) and $2.17 per pound of copper (2013 - $2.56). All-in sustaining costs on a co-product basis for the fourth quarter of 2014 would be $1,201 per gold ounce (2013 - $1,122) and $3.03 per pound of copper (2013 - $3.18). For the year ended December 31, 2014, the total cash costs on a co-product basis would be $816 per gold ounce (2013 - $958) and $2.06 per pound of copper (2013 - $2.50). All-in sustaining costs on a co-product basis would be $1,077 per gold ounce (2013 - $1,321) and $2.68 per pound of copper (2013 - $3.37).

Annual and Quarterly Operating Results

Production

For the year ended December 31, 2014, Peak Mines produced 99,030 gold ounces compared to 100,700 gold ounces in the prior year, and was within the guidance range of 95,000 to 105,000 gold ounces. Copper production increased 27% to 17.0 million pounds of copper compared to 13.4 million pounds of copper in the prior year, and was above the guidance range of 14.0 to 16.0 million pounds. Peak Mines benefitted from higher gold and copper grade and recovery, however, in the fourth quarter of 2014, production was impacted by unscheduled mill downtime resulting in lower tonnes processed.

In the fourth quarter of 2014, Peak Mines produced 21,889 gold ounces and 4.1 million pounds of copper compared to 24,237 gold ounces and 3.5 million pounds of copper for the prior-year period. Lower gold production in the quarter was primarily due to a combination of a SAG mill motor failure as well as a belt tear on the SAG mill feed conveyor resulting in a total of seven days of unscheduled mill downtime and lower gold grades of ore processed.

Revenue

For the year ended December 31, 2014, revenue was $168.3 million compared to $177.7 million in the prior year. Higher copper sales were offset by lower gold sales as well as lower average realized commodity prices. The average realized gold price was $1,266 per ounce in 2014 compared to $1,370 per ounce in the prior year and the London PM fix average of $1,266 per gold ounce. The average realized copper price was $2.98 per pound compared to $3.29 per pound in the prior year and the London Metals exchange copper price of $3.11 per pound.

In the fourth quarter of 2014, revenue was $41.3 million, compared to $42.1 million in the prior-year period as higher copper sales were offset by a decrease in gold sales and average realized commodity prices. The average realized gold price was $1,196 per ounce compared to $1,251 per ounce in the prior-year period and the London PM fix average of $1,200 per gold ounce. The average realized copper price was $2.87 per pound compared to $3.28 per pound in the prior-year period and London Metals exchange copper price of $3.00 per pound.

Average realized copper prices for 2014 and the fourth quarter were lower than the London Metals exchange copper price primarily due to certain concentrate sales settling during 2014 and the fourth quarter at lower prices than recorded in previous periods, which impacted revenue as copper prices declined in the year and latter part of the fourth quarter. Additionally, unsettled pounds at the quarter end were marked-to-market at a forward price of $2.87 per pound of copper, which negatively impacted the average realized price.

At the end of the fourth quarter, the Company’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 3,804 ounces of gold and 5.9 million pounds of copper. Exposure to these movements in market metal prices was reduced by 5.6 million pounds of copper swaps outstanding at the end of the quarter, with settlement periods ranging from January 2015 to May 2015.

36	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Earnings (loss) from mine operations

For the year ended December 31, 2014, Peak Mines generated $7.9 million in earnings from operations compared to $18.9 million in the prior year.

For the fourth quarter of 2014, Peak Mines generated a $2.0 million loss from operations compared to $0.5 million loss in the prior-year period.

Total cash costs and all-in sustaining costs

For the year ended December 31, 2014, total cash costs per gold ounce sold, net of by-product sales, were $658 per ounce compared to $850 per ounce in the prior year and slightly above the guidance range of $630 to $650 per ounce. When compared to the prior year, total cash costs benefitted from increased productivity as well as the depreciation of the Australian dollar. All-in sustaining costs per gold ounce sold were $1,025 per ounce in 2014 compared to $1,331 for the prior year and below the guidance range of $1,065 to $1,085 per ounce as total sustaining capital expenditures were lower in 2014.

In the fourth quarter of 2014, total cash costs per gold ounce sold were $707 per ounce compared to $778 per ounce in the prior-year period. All-in sustaining costs per gold ounce sold were $1,231 per ounce for the fourth quarter of 2014 compared to $1,106 for the prior-year period due to a planned increase in sustaining capital expenditures.

Capital expenditures

For the year ended December 31, 2014, capital expenditures totalled $30.9 million, all of which is sustaining capital compared to $43.0 million in the prior year. Capital expenditures related to mine development, loader and truck purchases and capitalized exploration.

In the fourth quarter of 2014, capital expenditures totalled $11.9 million compared to $7.8 million for the prior-year period.

Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. The value of the U.S. dollar for 2014 averaged $1.11 against the Australian dollar compared to $1.03 for 2013, resulting in a positive impact on cash costs of $84 per gold ounce sold.

The value of the U.S. dollar for the fourth quarter of 2014 averaged $1.17 against the Australian dollar compared to $1.08 in the prior-year period, resulting in a positive impact on cash costs of $98 per gold ounce sold.

Exploration Activities

As in previous years, exploration at Peak Mines continues to primarily target the addition and upgrading of mineral resources through infill drilling of the previously identified underground deposits. In addition, during the fourth quarter, exploration drilling continued to focus on the area adjoining the historic Great Cobar mine, located near the northern end of the Peak Mines corridor, where the Company intercepted a new lens of high grade copper-gold mineralization in the third quarter of 2014. Exploration around Great Cobar and elsewhere along the Peak Mines corridor and greater regional land holdings continues. Exploration initiatives at Peak Mines have historically led to the replacement of gold and copper reserves.

Drilling for the fourth quarter was comprised of 61 holes totalling 16,651 metres. For the year, 329 holes totalling 68,391 metres were completed at Peak Mines through December 31, 2014, with over 85% of this total focused on exploration and resource delineation around the currently producing deposits.

37	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Outlook for 2015

Gold production in 2015 at Peak Mines is expected to be slightly below that of 2014, as a scheduled increase in tonnes processed is expected to be more than offset by gold grade moving back toward reserve grade. Copper production should remain in line with 2014 as the planned increase in mill throughput and decrease in copper grade should offset.

All-in sustaining costs are scheduled to be in line with the $1,025 per ounce achieved in 2014, while total cash costs are expected to increase slightly relative to the prior year as the benefit of the lower Australian dollar assumption of AUD$1.25/US$ relative to the average 2014 foreign exchange rate of AUD$1.11/US$ only partially offsets the combined unfavourable impact of the lower copper price assumption of $2.75 per pound relative to the average realized price of $2.98 per pound in 2014 and lower gold production. 2015 sustaining capital expenditures, including exploration expense, are expected to be $30.0 million.

In 2016, the Company anticipates continued steady performance from Peak Mines. As the mine moves through 2016 into 2017, the current mine plan estimates that an increasing percentage of ore could be sourced from the copper-rich ore bodies, resulting in increased copper production with an offsetting decrease in gold production. Ultimately, the mine plan in future periods will be re-optimized given the potential for Peak Mines to continue its history of successful underground mineral resource delineation. Annual sustaining capital costs are expected to average approximately $25.0 million over the two-year period.

38	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Cerro San Pedro Mine, San Luis Potosi, Mexico

The Cerro San Pedro mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. At December 31, 2014, the mine had 0.2 million ounces of Proven and Probable gold Mineral Reserves and 7.9 million ounces of Proven and Probable silver Mineral Reserves. A summary of Cerro San Pedro’s operating results is provided below:

AT-A-GLANCE

2015 GUIDANCE:

Gold: 90,000 – 100,000 ounces

silver: 1.75 – 1.95 million ounces

Total cash costs/oz: $955 - $995

ALL-IN SUSTAINING COSTS/OZ: $1,005 - $1,045

2014 Production:

Gold: 69,847 ounces

SILVER: 1.1 MILLION OUNCES

Total cash costs/oz: $1,251

ALL-IN SUSTAINING COSTS/OZ: $1,354

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Operating information (1)
Ore mined and placed on leach pad (thousands of tonnes)	5,641	2,877	10,550	13,463	16,531
Waste mined (thousands of tonnes)	3,056	5,588	24,479	17,556	14,374
Ratio of waste to ore	0.54	1.94	2.32	1.30	0.87
Average grade:
Gold (grams/tonne)	0.51	0.32	0.39	0.47	0.47
Silver (grams/tonne)	21.65	10.80	18.65	20.91	21.43
Gold (ounces)
Produced (1)(2)	22,567	22,179	69,847	102,795	137,555
Sold (1)	19,404	22,785	67,463	99,188	134,040
Silver (millions of ounces)
Produced (1)(2)	0.3	0.3	1.1	1.3	1.9
Sold (1)	0.3	0.3	1.1	1.3	1.9
Average realized price (3):
Gold ($/ounce)	1,191	1,257	1,258	1,403	1,664
Silver ($/ounce)	16.13	20.28	19.04	23.61	30.78
Total cash costs per gold ounce sold ($/ounce) (3)(4)	1,413	911	1,251	676	232
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	1,447	1,076	1,354	766	358

Financial Information (1):
Revenues	27.1	34.6	105.1	169.6	282.2
Operating margin (3)	(12.8)	(2.1)	(8.0)	60.5	191.1
Earnings (loss) from mine operations	(17.7)	(9.4)	(18.9)	34.4	158.2
Capital expenditures (sustaining capital)	0.4	3.7	6.0	8.7	11.4
Capital expenditures (growth capital)	1.3	7.1	23.3	15.8	-
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If the silver revenue was treated as a co-product, the average total cash costs at Cerro San Pedro for fourth quarter of 2014, would be $1,380 per gold ounce (2013 - $971) and $18.69 per silver ounce (2013 - $15.66). All-in sustaining costs on a co-product basis for the fourth quarter of 2014 would be $1,409 per gold ounce (2013 - $1,108) and $19.08 per silver ounce (2013 - $17.86). For the year ended December 31, 2014, average total cash costs would be $1,252 per gold ounce (2013 - $806) and $18.95 per silver ounce (2013 - $13.57). For the year ended December 31, 2014, the all-in sustaining costs on a co-product basis would be $1,336 per gold ounce (2013 - $881) and $20.21 per silver ounce (2013 - $14.83).

39	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Annual and Quarterly Operating Results

Production

For the year ended December 31, 2014, Cerro San Pedro’s gold production was 69,847 ounces compared to 102,795 ounces in the prior year, and at the lower end of the guidance range of 70,000 to 80,000 ounces. Per the Company’s plans, the mine spent the first eight months of the year primarily focused on a waste stripping initiative to prepare for the final year of active mining in 2015. Silver production was 1.1 million ounces for 2014 compared to 1.3 million ounces in the prior year and guidance of 1.1 million ounces. Silver production was impacted by heavy rainfall affecting leach pad performance in the second and third quarters of 2014.

In the fourth quarter of 2014, Cerro San Pedro achieved the strongest production quarter of the year. Gold production was 22,567 ounces compared to 22,179 ounces produced in the prior-year period and 71% higher than the third quarter of 2014. Gold production benefitted from a combination of the increase in ore tonnes placed on the leach pad and higher grade. Silver production in the fourth quarter was 0.3 million ounces compared to 0.3 million ounces in the prior-year period and 0.1 million ounces in the third quarter of 2014.

Revenue

For the year ended December 31, 2014, revenue was $105.1 million compared to $169.6 million in the prior year, due to lower gold and silver sales volumes, as well as lower average realized commodity prices. The average realized gold price for 2014 was $1,258 per ounce compared to $1,403 per ounce in the prior year and the London PM fix average of $1,266 per gold ounce. The average realized silver price for 2014 was $19.04 per ounce compared to $23.61 per ounce for the prior year and the London PM fix average of $19.02 per silver ounce.

In the fourth quarter of 2014, revenue was $27.1 million compared to $34.6 million in the prior-year period, due to lower gold and silver sales volumes and lower average realized commodity prices. Although gold production was higher than the prior-year period, gold sales were lower due to timing of sales and shipments. The average realized gold price for the fourth quarter of 2014 was $1,191 per ounce compared to $1,257 per ounce in the prior-year period and the London PM fix average of $1,200 per gold ounce. The average realized silver price during the fourth quarter of 2014 was $16.13 per ounce compared to $20.28 per ounce in the prior-year period and the London PM fix average of $16.22 per silver ounce.

Earnings (loss) from mine operations

For the year ended December 31, 2014, Cerro San Pedro generated an $18.9 million loss from mine operations compared to earnings of $34.4 million in the prior year. The current year operating expenses include an inventory write down of $8.5 million.

In the fourth quarter of 2014, Cerro San Pedro generated a $17.7 million loss from mine operations compared to a $9.4 million loss in the prior-year period. Earnings in the prior year included a write-down of $7.3 million to reduce the carrying amount of long-term silver inventory that was not expected to be recovered.

Total cash costs and all-in sustaining costs

For the year ended December 31, 2014, total cash costs per gold ounce sold were $1,251 per ounce compared to $676 per ounce in the prior year and above the guidance range of $1,030 to $1,050 per ounce. Cash costs were impacted by a combination of increased reagent costs and lower silver by-product revenue as lower tonnes were placed on the leach pad as the focus was on Phase 5 stripping for 2015. All-in sustaining costs per gold ounce sold were $1,354 per ounce for the year ended December 31, 2014 compared to $766 for the prior year and above guidance of $1,125 to $1,145 per ounce. All-in sustaining costs per gold ounce sold were primarily impacted by the variance in total cash costs, offset by lower sustaining capital expenditures in 2014 relative to 2013.

40	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

In the fourth quarter of 2014, total cash costs per gold ounce sold were $1,413 per ounce compared to $911 per ounce in the prior-year period. All-in sustaining costs per gold ounce sold were $1,447 per ounce for the fourth quarter of 2014 compared to $1,076 per ounce for the prior-year period.

Capital expenditures

For the year ended December 31, 2014, capital expenditures totalled $29.3 million, which includes $6.0 million of sustaining capital and $23.3 million of growth capital relating to stripping required to access Phase 5. This compares to $24.5 million in the prior year, which included $8.7 million of sustaining capital and $15.8 million of growth capital.

In the fourth quarter of 2014, capital expenditures totalled $1.7 million, which includes $0.4 million of sustaining capital and $1.3 million of growth capital. This compares to $10.8 million in the prior-year period, which included $3.7 million of sustaining capital and $7.1 million of growth capital.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso weakened from an average of 12.76 to the U.S. dollar for 2013 to 13.30 to the U.S. dollar for 2014. This had a positive impact on cash costs of $40 per gold ounce sold.

The value of the Mexican peso weakened from an average of 13.00 to the U.S. dollar in the fourth quarter of 2013 to 13.88 to the U.S. dollar in the fourth quarter of 2014. This had a positive impact on cash costs of $63 per gold ounce sold.

Outlook for 2015

2015 is Cerro San Pedro’s final year of active mining and is expected to deliver an approximate 35% increase in gold production coupled with an even greater increase in silver production compared to 2014. The increase in production of both metals is driven by a combination of an expected 30% increase in ore tonnes placed on the leach pad and higher gold and silver grades. For gold, these benefits are partially offset by the planned processing of ore with lower expected recoveries.

All-in sustaining costs of $1,005 to $1,045 per gold ounce, as well as total cash costs, are expected to be well below those of 2014. The decrease in total cash costs is driven by the combination of the higher silver by-product revenue and increased gold production, while all-in sustaining cash costs are expected to further benefit from sustaining capital expenditures decreasing to $2 million.

After 2015, Cerro San Pedro is scheduled to transition into residual leaching. Gold production from residual leaching in 2016 is expected to be approximately 30% of the targeted 2015 production, with 2017 expected to be 30% of 2016 production. At the same time, as silver leaches over a longer time period, 2016 silver production is expected to be approximately 75% of the targeted 2015 production, with 2017 expected to be 60% of 2016 production. At today’s metal prices, the cash flow during the residual leach period is expected to exceed Cerro San Pedro’s mine closure costs.

41	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

DEVELOPMENT AND EXPLORATION REVIEW

Rainy River Project, Ontario, Canada

Rainy River is a gold project located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The project property is located near infrastructure and is comprised of approximately 192 square kilometres of patented and unpatented mining and surface rights land claims and leasehold interests. Additionally, on January 1, 2015, New Gold completed the acquisition of Bayfield, further consolidating its holdings in the district.

AT-A-GLANCE

AS AT DECEMBER 31, 2014

PROVEN AND PROBABLE RESERVES

GOLD: 3.8 MILLION OUNCES

SILVER: 9.4 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 2.7 MILLION OUNCES

SILVER: 6.4 MILLION OUNCES

Feasibility Study

On January 16, 2014, New Gold announced the results of its Feasibility Study for Rainy River.

Key updates of the Rainy River project include:

•	Extension of project development timeline by six months with commissioning now targeted for mid-2017 in response to the current commodity price environment.

•	Current total development capital cost estimate of $877 million including $69.4 million spent in 2014 at an assumed exchange rate of C$1.25/US$(1).

•	Project economics - at $1,300 per ounce gold, $16.00 per ounce silver and a C$1.25/US$ exchange rate, Rainy River has an after-tax 5% net present value ("NPV") of $484 million, an internal rate of return ("IRR") of 13.7% and a payback period of 5.2 years.

Through the detailed engineering process, elements of the project scope and related capital estimates were refined. The key updates include the addition of temporary accommodations and related services during the construction period in order to best support project execution ($39 million), additional access roads and adjustments to the tailings facility construction ($12 million), further strengthening construction management support ($11 million) and the addition of an escalation factor to account for any unexpected increases to costs of materials or services during the development period ($15 million). In aggregate, the capital cost impact of these adjustments has been more than offset by the impact of the continued depreciation of the Canadian dollar relative to the U.S. dollar. At the Company’s assumed exchange rate of C$1.25/US$, Rainy River’s development capital cost estimate, inclusive of the $69.4 million spent in 2014, is $877 million. The estimated remaining development capital is $808 million.

Exploration

The Company’s 2014 exploration program at Rainy River was targeting the areas offering the best potential for additional Mineral Resources that could be incorporated into the near-to medium-term mine plan to further enhance project economics. Two zones of near surface mineralization located immediately adjacent to the current open pit reserves are being targeted where one is situated to the west of the deposit and the other is to the southeast. At the same time, several zones of deeper Inferred Mineral Resources proximal to the current underground Mineral Reserve stopes are being drilled to test their potential to be upgraded to Measured and Indicated status and incorporated into the underground mine plan.

1.	Reflects the combination of estimated capital adjustments from the detailed engineering work completed over the last 12 months and offsetting depreciation of the Canadian dollar relative to the U.S. dollar.

42	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

In the fourth quarter of 2014, drilling involved the completion of 8,103 metres in 25 holes. For the year ended December 31, 2014, 212 holes totalling 61,801 metres were completed at Rainy River, with drilling apportioned evenly between the open pit and underground targets. The results of both the open pit and underground drilling have been incorporated into the Company’s year-end Mineral Resource estimate and future mine planning.

Project Advancement

In 2014, work progressed on engineering, procurement and preparation for construction of the project and the following activities were completed:

•	In addition to 2014 project expenditures, the Company has entered into capital purchase commitments for the initial mining fleet, mills, crushers and major mechanical and electrical equipment.

•	Detailed engineering is approximately 70% complete.

•	The contracting plan has been finalized and bid documents for early works construction have been prepared for a bid expected in early 2015.

Permitting Activities

During 2014, Rainy River was reviewed through a coordinated Federal Environmental Assessment (“EA”) and Provincial Individual EA process. The Province of Ontario completed a five week public consultation period in support of concluding the Provincial EA process on October 24, 2014. The Federal government concluded its 30 day EA public consultation period on November 8, 2014. Subsequent to the year end, in January 2015, the Canadian Environmental Assessment Agency granted Federal environmental regulatory approval and the Ontario Ministry of Environment and Climate Change granted Provincial environmental regulatory approval for Rainy River. This now enables the processing of construction-related permits.

Additionally, on January 16, 2015 a letter of credit for C$14.3 million was issued to the Ministry of Northern Development and Mines in Ontario, to satisfy the first part of the closure plan phased bonding requirement at the Rainy River project. The bonding requirement will increase through the initial years of the project according to the phasing plan, in line with expected development and operational activities at the site. Amounts will be deducted from the credit facility to satisfy these future bonding requirements.

Subsequent to year end, on January 1, 2015, New Gold also completed the acquisition of Bayfield, further consolidating its holdings in the district.

Environmental and Community Activities

New Gold successfully concluded two agreements with Aboriginal groups during the fourth quarter of 2014.

An Impacts and Benefits Agreement with Rainy River First Nations and Naicatchewenin First Nation was concluded on October 10, 2014.  The Agreement embraces commitments to environmental and sustainable development and ensures that First Nation communities and members benefit from opportunities resulting from the project in their traditional territory.

The Company also concluded Participation Agreements with the Métis Nation of Ontario on November 6, 2014, and the Big Grassy River First Nation subsequent to year end, in January, 2015.  The Participation Agreements provide for how the local Métis community and the Big Grassy River community, respectively, will benefit from the development of Rainy River and throughout the life of the mine. New Gold continues to meet with Aboriginal groups and anticipates completion of additional agreements.

43	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Project Costs

For the year ended December 31, 2014, capital expenditures totalled $80.5 million which includes $69.4 million for development capital costs and the remainder primarily on exploration costs. This compares to $21.2 million in the prior year. In the fourth quarter of 2014, capital expenditures totalled $36.1 million compared to $13.7 million in the prior-year period.

Outlook for 2015

In 2015, New Gold’s planned capital expenditures at Rainy River are $300 million which is approximately $120 million lower than the capital that was estimated for 2015 under the 24-month Feasibility Study construction schedule. Capital expenditures in 2015 are scheduled to include: payments upon delivery of the capital purchase commitments for the fleet and major mill equipment and costs related to land clearing, clearing the power line right of way, temporary accommodations, road building, pouring of concrete foundation and erecting steel for the mill building as well as the construction of a waterline, pump station and initial tailings dam foundation.

In 2015, New Gold looks forward to the following targeted key activities:

•	Finalize detailed control estimate and schedule

•	Tender, award and execute site clearing

•	Prepare and award major civil works contracts

•	Complete plant site, infrastructure and water management earth works,

•	Construct highway realignment and mine access road

•	Construct mill building foundation

•	Commission first phase of mine fleet

•	Commence prestripping

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage gold and silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Exploration

The Company’s exploration team is currently focused on four high priority prospects, the most significant of which, the Blackwater South prospect and the adjacent Key prospect, are located within three kilometres of the southern edge of the primary Blackwater deposit. Recent drilling at these prospects has intercepted a cluster of mineralized porphyry intrusive centres that locally host significant levels of silver, copper, molybdenum and gold. The Blackwater exploration team has further confirmed clear geologic links between this porphyry-style mineralization and the epithermal-style gold and silver mineralization in the Blackwater deposit, underscoring the potential for additional discoveries in the immediate Blackwater area. The results of the 2014 exploration program further support potential for new discoveries proximal to the Blackwater deposit and across the Company’s 1,000 square kilometre property position. For the year ended December 31, 2014, 23 holes totalling 11,045 metres were completed.

AT-A-GLANCE

AS AT DECEMBER 31, 2014

PROVEN AND PROBABLE RESERVES

GOLD: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 1.1 MILLION OUNCES

SILVER: 12.7 MILLION OUNCES

44	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Environmental and Permitting Activities

The following related to permitting and environmental activities at Blackwater in 2014:

•	Comments from key regulatory agencies and First Nations on the Environmental Assessment report were addressed.

•	Completed key engineering studies for components such as the airstrip design, transmission line, the tailings storage facility and water management, in order to support the broader permitting effort.

•	Continued discussions with key First Nations on Participation Agreements.

Project Costs

For the year ended December 31, 2014, capital expenditures totalled $13.0 million compared to $60.8 million for the prior year. Expenditures in the current year related to the continued advancement of the environmental assessment process and related environmental and engineering studies. In the fourth quarter of 2014, capital expenditures totalled $3.0 million compared to $18.6 million in the prior-year period. These amounts exclude the British Columbia Mineral Tax Credit received for Blackwater.

Outlook for 2015

Capital expenditures at Blackwater in 2015 are scheduled to be $8 million, with the focus being to advance the project through the permitting phase.

New Afton C-zone, British Columbia, Canada

The C-zone is the down plunge extension of the B-zone block cave that is currently being mined at New Afton. Subsequent to the year end, New Gold completed a scoping study for the C-zone to evaluate the potential for the C-zone to extend the mine’s life. The scoping study relates to the economic potential of the C-zone mineral resources at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. The results of the study are highlighted below:

AT-A-GLANCE AS AT DECEMBER 31, 2014 MEASURED AND INDICATED RESOURCES (Included in New Afton Measured and Indicated Resources)) Gold: 1.05 MILLION OUnces copper: 814 million pounds

Highlights of the scoping study include:

•	Five years of additional mine life, including ramp-up period.

•	21.5 million tonnes at 0.76 grams per tonne gold and 0.80% copper - 522 thousand ounces of gold and 377 million pounds of copper contained.

•	Gold and copper recovery of 86%.

•	Full-year average annual production of 107,000 ounces of gold and 77 million pounds of copper.

•	Development capital costs of $349 million at an exchange rate assumption of C$1.25/US$, including $40 million of contingency. Total sustaining capital costs of $110 million.

•	Total operating costs, including mining, processing and general and administrative, of $19.24 per tonne; cash costs are expected to remain in line with current levels.

•	Project economics – at $1,300 per ounce gold, $3.00 per pound copper and a C$1.25/US$ exchange rate, the C-zone project has an after-tax 5% NPV of $138 million, an IRR of 13.5% and payback period of 3.0 years.

The scoping study relates to the economic potential of the C-zone mineral resources at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The reader is cautioned that a scoping study is preliminary in nature and accordingly subject to a high degree of uncertainty. A preliminary and/or definitive feasibility study will be required to further evaluate the C-zone project’s economics.

45	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The scoping study was prepared by New Gold with Roscoe Postle Associates Inc. (“RPA”) providing an independent third party review. The independent Qualified Persons who reviewed and approved the disclosure contained on the C-zone scoping study were David W. Rennie, P.Eng., Principal Geologist, RPA; Holger Krutzellmann, P.Eng. Associate Principal Metallurgist, RPA; and R. Dennis Bergen, P.Eng., Associate Principal Mining Engineer, RPA.

Project Advancement

Based on the results of the scoping study, New Gold is targeting the completion of a feasibility study on the C-zone in the first quarter of 2016. Subject to the completion of a positive feasibility study, a development decision by the Company and receipt of the requisite permits, development of the C-zone could begin in 2017, with the main access ramps being completed by the end of 2020. Thereafter, development of the block cave production levels would begin. The C-zone extraction level would be approximately 550 metres below the current B-zone extraction level. Based on this development schedule, production could begin in early 2023 with an 18-month ramp up to full production in mid-2024. One of the opportunities that the C ompany will pursue as the access ramps are developed is to further drill test the C-zone to expand and upgrade the resource classification of the minable tonnage. The deposit remains open at depth and to the west.

Operationally, the same development, production and materials handling strategies would be used for the C-zone as are currently being used to mine the New Afton B-zone reserve. The majority of the mobile mining equipment would be taken from the current operation, with estimated refurbishment and replacement requirements factored into the capital cost estimate.

A first phase metallurgical program that was designed to assess the amenability of the C-zone ore to be processed via the current mill flowsheet was successful. The mill recoveries are expected to be similar to those achieved since the start of commercial production at New Afton in mid-2012.

After assessing various tailings storage options for the C-zone, it was concluded that the optimal approach would likely involve the expansion of the current New Afton tailings storage facility.

Beyond the tailings storage plan, one of the key focuses of the scoping study was to begin to assess the impact that the surface subsidence from the C-zone underground mine could have on surface infrastructure. Detailed modelling was completed to estimate the area of subsidence and it was determined that a portion of the tailings dam associated with the historic Afton mine is located within the predicted area of subsidence. To mitigate the potential risk associated with the tailings, it is anticipated that the tailings would be stabilized within the existing facility through a dewatering and consolidation program. New Gold holds an option to acquire the land on which the tailings are located. As the Company moves towards the completion of a feasibility study, additional studies and testwork will be completed on the tailings stabilization plan.

Permitting Activities

It is expected that the permits for the C-zone project will involve amendments to current permits rather than applications for new permits. The project plan should not result in significant additional surface disturbance or environmental impact. In addition, the project would not require additional annual water consumption as the mill throughput is not scheduled to change. The currently contemplated closure plan for New Afton would remain in place for the C-zone project with an amendment made to incorporate the historic tailings. The incremental costs associated with any amendments to the closure plan have been included in the project economics.

46	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Outlook for 2015

In 2015, the Company has planned capital expenditures of $5 million to further advance the C-zone project toward a feasibility study. Work during the year will include additional subsidence modeling, completion of a tailings stabilization test program as well as other supporting studies.

The key parameters and assumptions associated with the C-zone scoping study do not impact the current New Afton mining operation or the New Afton B-zone mineral reserves. The C-zone is to be sequenced after completion of B-zone mining.

The scoping study discussed above is based on measured and indicated resources and is preliminary in nature.  Accordingly, the scoping study is subject to a high degree of uncertainty. The scoping study includes mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the scoping study will be realized.

El Morro Project, Atacama Region, Chile

El Morro is a gold-copper development project located in north-central Chile, Atacama Region, and approximately 80 kilometres east of the city of Vallenar. El Morro is a world-class project with low expected cash costs and great organic growth potential. The El Morro and La Fortuna deposits represent the two principal zones of gold-copper mineralization that have been identified to date. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current La Fortuna open pit.

AT-A-GLANCE

AS AT DECEMBER 31, 2014

PROVEN AND PROBABLE RESERVES (30%)

GOLD: 2.7 MILLION OUNCES

copper: 2.0 billion pounds

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 0.4 MILLION OUNCES

copper: 0.3 billion pounds

Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences. Pursuant to the above agreement, New Gold has drawn down $88.5 million of carried funding at December 31, 2014. New Gold had no cash outlay in 2014. New Gold’s 30% of project spending, excluding interest, was $6.3 million and $9.9 million for 2014 and 2013, respectively. For the fourth quarters of 2014 and 2013, project spending, excluding interest was $0.9 million and $1.5 million for 2014 and 2013, respectively.

Since 2011, the resolution by the Chilean Environmental Permitting Authority (“Servicio de Evaluación Ambiental” or “SEA”) approving the Environmental Impact Study (“EIS”) for the El Morro project has been the subject of various claims and appeals based on inadequate consultation and constitutional protections.  At various times during these proceedings, the El Morro project’s environmental permit has been suspended and reinstated, and as a result activities at the El Morro Project have been limited.  Most recently, on October 7, 2014, the Chilean Supreme Court invalidated the project’s environmental permit. Sociedad Contractual Minera El Morro subsequently withdrew its environmental permit in November 2014 and has commenced studies to determine the optimal development plan for the project.  El Morro remains committed to productive interaction and engagement with the adjacent communities and regional authorities.

47	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

MINERAL RESERVES AND RESOURCES UPDATE (1)

New Gold’s production profile is underpinned by the Company’s Mineral Reserve and Resource base combined with its strong record of organic growth through focused exploration and accretive growth through strategic acquisitions. Proven and Probable gold Mineral Reserves decreased slightly to 17.6 million ounces from 18.5 million ounces at December 31, 2013 primarily due to a combination of 2014 mine depletion, lower metal price assumptions and updated mine plans.

2014 YEAR-END MINERAL reserves and resources highlights (2)

New Afton: Proven and Probable Mineral Reserves decreased due to mine depletion and a lower metal price assumption. C-zone Measured and Indicated gold Mineral Resource at New Afton has increased by 51% and the C-zone copper Mineral Resource by 58% when compared to year-end 2013. The C-zone is the down plunge extension of the B-zone block cave that is currently being mined at New Afton.

Mesquite: Proven and Probable Mineral Reserves decreased due to a combination of a revised pit design, results of the infill program, mine depletion and a lower metal price assumption.

Cerro San Pedro: Proven and Probable Mineral Reserves decreased primarily due to mine depletion and a lower metal price assumption which removed low grade material from the mine plan.

Peak Mines: Proven and Probable Mineral Reserves decreased primarily due to mine depletion and a lower metal price assumption, however 2014 exploration initiatives led to replacement of over 90% of gold and copper reserves.

1.	For a breakdown of Mineral Reserves and Mineral Resources by category and additional information relating to Mineral Reserves and Mineral Resources and related key assumptions and parameters, see New Gold’s Mineral Reserve and Resource Estimates as at December 31, 2014 in the news release entitled “New Gold Finishes 2014 Further Solidifying its Low-Cost Position; 2015 Scheduled to Deliver Production Growth in Gold, Copper and Silver”, dated February 5, 2015 and our Technical Reports filed on www.sedar.com. The scientific and technical information in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an officer of the Company.
2.	Mineral Reserve estimations are based on a $1,200 gold price, $18.00 silver price and $3.00 copper price. Mineral Resource estimations are based on a $1,300 gold price. Assumptions for the Canadian dollar and Australian dollar exchange rates are $1.25 and $1.25 to the U.S. dollar.

48	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

FINANCIAL CONDITION REVIEW

Balance Sheet Review

Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013
balance sheet information
Cash and cash equivalents	370.5	414.4
Current assets	264.0	246.9
Non-current assets	3,247.3	3,541.0
Total assets	3,881.8	4,202.3

Current liabilities	104.9	93.5
Non-current liabilities excluding long-term debt	631.4	526.4
Long-term debt	874.3	862.5
Total liabilities	1,610.6	1,482.4
Total equity	2,271.2	2,719.9
Total liabilities and equity	3,881.8	4,202.3

Assets

Total assets were $3,881.8 million at December 31, 2014 compared to $4,202.3 million at December 31, 2013. The decrease in total assets is primarily attributable to impairment charges relating to Blackwater and Cerro San Pedro.

Inventories

The increase in current assets is primarily from inventory as levels at Mesquite and Cerro San Pedro have increased in the last quarter due to increased recoverable ounces placed on leach pads. This is expected to be realized in 2015.

Mining Interests

Mining interests consist of the Company’s mining properties, development projects and property, plant and equipment. For the year ended December 31, 2014, the Company spent $279.3 million primarily focused on mine development at New Afton, continued project advancement at Rainy River and the purchase of new haul trucks at Mesquite. Mining interests also included an impairment charge of $395.8 million relating to Blackwater and Cerro San Pedro.

Liabilities

Total liabilities were $1,610.6 million at December 31, 2014, compared to $1,482.4 million at December 31, 2013. The increase in liabilities is attributable to deferred tax liabilities and reclamation obligations.

Reclamation and Closure Cost Obligations

The Company’s asset retirement obligations consist of reclamation and closure costs for New Afton, Mesquite, Peak Mines, Cerro San Pedro, Blackwater and Rainy River. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term discounted portion of the liability at December 31, 2014 is $63.5 million compared to $61.4 million at December 31, 2013. Changes in the liability are primarily due to decreases in the discount rate used in the fair value calculation of the liability. The Company intends to spend $1.7 million in 2015 on reclamation activities, and the remainder in future periods.

49	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Long-Term Debt

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At December 31, 2014, the Company had $874.3 million in long-term debt compared to $862.5 million at December 31, 2013. In the year ended December 31, 2014, the Company capitalized interest of $35.3 million to qualifying development projects, with $20.1 million allocated to Blackwater, $13.6 million to Rainy River, $1.5 million to Phase 5 at Cerro San Pedro and $0.1 million to the C-zone at New Afton. This compares to $21.7 million of capitalized interest for the year ended December 31, 2013, of which $17.0 million was allocated to Blackwater and $4.7 million to Rainy River.

On April 5, 2012, the Company issued Senior Unsecured Notes denominated in U.S. dollars, which mature and become payable on April 15, 2020 and bear an interest rate of 7% per annum. At December 31, 2014, the face value of these notes totalled $300 million and the carrying amount totalled $294.2 million. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

On November 15, 2012, the Company issued additional Senior Unsecured Notes denominated in U.S. dollars. These notes mature and become payable on November 15, 2022 and bear interest at a rate of 6.25% per annum. At December 31, 2014, the face value of these notes totalled $500 million and the carrying amount totalled $491.6 million. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The 2020 and 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

On August 14, 2014, the Company replaced its $150.0 million revolving credit facility (due to expire on December 14, 2014) with a $300.0 million revolving credit facility (the “Facility”) which expires on August 14, 2018. The Facility also provides the Company with the option, subject to commitments, to draw an additional $50.0 million above and beyond the base $300.0 million. The terms of the Facility resulted in a reduction in pricing compared to the previous facility. Net debt will continue be used to calculate leverage for the purpose of covenant tests and pricing levels. The Facility contains two covenant tests, but does not require the minimum tangible net worth test which was required under the previous facility. The Facility also contains a lower limit on the minimum interest coverage ratio and a higher limit on the maximum leverage ratio.

The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

	Year ended December 31
	Financial Covenant	2014	2013
financial covenants
Minimum interest coverage ratio (EBITDA to interest)	> 3.0 : 1	5.3 : 1	5.7 : 1
Maximum leverage ratio (net debt to EBITDA)	< 3.5 : 1	1.6 : 1	1.3 : 1

The interest margin on drawings under the Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.51% as at December 31, 2014 (2013 – 0.63% under the previous facility).

50	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

As at December 31, 2014, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit for Cerro San Pedro where $18.8 million relate to environmental and reclamation requirements, A$10.2 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s reclamation requirements, C$3.2 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$3.3 million for Blackwater’s reclamation requirements, and $1.5 million relating to workers’ compensation security at Mesquite. The annual fees are 1.35% of the value of the outstanding letters of credit which totalled $41.7 million as at December 31, 2014 (2013 - $43.1 million).

Subsequent to the year end, on January 16, 2015 a letter of credit for C$14.3 million was issued to the Ministry of Northern Development and Mines in Ontario, to satisfy the first part of the closure plan phased bonding requirement at the Rainy River project. The bonding requirement will increase through the initial years of the project according to the phasing plan, in line with expected development and operational activities at the site.

Current and Deferred Income Taxes

The net deferred income tax liability increased from $210.0 million on December 31, 2013 to $326.6 million at December 31, 2014. This increase is mainly due to the recognition of a deferred tax liability of $46.8 million as a result of the change in the tax rate used in Chile from 20% to 35% due to the enactment of new legislation on September 26, 2014, and an increase in deferred tax liability relating to mining taxes of $26.0 million.

The current income tax receivable balance was $31.1 million at December 31, 2014 compared to $35.1 million at December 31, 2013 as the Company is still awaiting refunds in the U.S. and Mexico from prior-year returns. A significant portion of the Mexican tax was received in January 2015.

Liquidity and Cash Flow

As at December 31, 2014, the Company had cash and cash equivalents of $370.5 million compared to $414.4 million at December 31, 2013. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s cash flows from operating, investing and financing activities, as presented in the Condensed Consolidated Statements of Cash Flows, are summarized in the following table for the three months and year ended December 31, 2014:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
cash flow information
Cash generated (used) in operating activities	69.9	99.7	268.8	171.9
Cash generated (used) in investing activities	(88.6)	(86.2)	(257.7)	(393.7)
Cash generated (used) in financing activities	(25.9)	(25.7)	(52.9)	(47.1)
Effect of exchange rate changes on cash and cash equivalents	(1.0)	(2.2)	(2.1)	(4.5)
Change in cash and cash equivalents	(45.6)	(14.4)	(43.9)	(273.4)

51	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2014 was $268.8 million compared to $171.9 million for the prior-year period. There was no adjustment to net cash from operations in the current year. Adjusted net cash from operations in the prior year was $248.9 million. The prior year was adjusted for a payment related to the hedge settlement of $65.7 million, a payment of Rainy River costs and acquisition expenses of $17.9 million and a tax refund from an amended tax return for Peak Mines of $6.6 million. When compared to the adjusted net cash from the prior year, the Company improved operational cash flow through increased copper sales and lower taxes paid offset by lower gold and silver sales and average realized prices on all metals.

Adjusted net cash generated from operations before changes in non-cash operating working capital for the year ended December 31, 2014 was $310.4 million compared to $258.6 million in the prior year. Despite a decrease in revenue, operating cash flow increased compared to the prior year due to lower cash taxes paid, lower corporate administration costs, lower exploration and business development costs and lower operating expenses. Working capital used during the year was driven by the combination of an increase in recoverable ounces being placed on the leach pads at Mesquite and Cerro San Pedro and the increase in Mexican tax receivables.

During the year, the Company received tax refunds in the amount of $4.0 million compared to taxes paid of $31.7 million in the prior year. The decrease in cash tax payments is primarily due to the geographical mix of profits. Specifically, a higher proportion of profits in 2014 was earned in Canada where the Company is utilizing its tax attributes compared to the prior-year period where a greater proportion of profits was earned in the U.S., Australia and Mexico.

Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operations. Spending was lower than the prior year, with the Company spending $257.7 million in 2014 compared to $393.7 million in the prior year. Expenditures are lower primarily due to reductions at Blackwater and New Afton offset by development at Rainy River as the project moves towards the construction phase. Investing activities are further reduced by $20.5 million for Blackwater relating to the British Columbia Mineral Tax Credit as well as proceeds received from the sale of assets, and interest received.

In the prior-year period, the Company acquired Rainy River. The acquisition was completed on July 24, 2013, and the Company incurred an investing activity cash outflow of $112.6 million.

The following table summarizes the capital expenditures (Mining Interests per the Condensed Consolidated Statements of Cash Flows) for the three months and year ended December 31, 2014:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Mining interests by site
New Afton	26.7	35.0	90.9	122.2
Mesquite	7.9	2.1	33.2	17.4
Peak Mines	11.9	7.8	30.9	43.0
Cerro San Pedro	1.7	10.8	29.3	24.5
Rainy River	36.1	13.7	80.5	21.2
Blackwater	3.0	18.6	13.0	60.7
Corporate	1.4	0.3	1.5	0.3
Total Mining Interests	88.7	88.2	279.3	289.3

52	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Financing Activities

Cash used in financing activities were primarily related to interest paid on the Senior Unsecured Notes.

In the opinion of management, the working capital at December 31, 2014, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. New Gold is not required to fund any of the development capital for El Morro, as under the agreement with Goldcorp, the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of El Morro’s distributable cash flows. The Company also expects it will not need external financing to repay its outstanding debt in 2020 and 2022, assuming the continuation of prevailing commodity prices, exchange rates and operations per mine plans.

However, the Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, silver and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Commitments

The Company has entered into a number of contractual commitments for capital items related to operations and development. At December 31, 2014, these commitments totalled $243.0 million, $141.4 million of which are expected to fall due over the next 12 months. This compares to commitments of $44.5 million at December 31, 2013, expected to fall due within 12 months. The increase is due to Rainy River signing the Engineering Procurement and Construction Management contract with AMEC Consultants Ltd. and commitments for long lead time items. Certain contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contacts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Cerro San Pedro Mine

After public consultation, on March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life. While historically these authorizations have been renewed, extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosí were subject to numerous inappropriate conditions. The application of the conditions was suspended by the State Contentious and Administrative Tribunal and in August 2014 the Tribunal issued a ruling with the effect that the inappropriate conditions were annulled. MSX subsequently applied for its operation license for 2015 and was advised by the Municipality the license would also be subject to inappropriate conditions. On February 3, 2015 the State Contentious and Administrative Tribunal granted MSX an injunction against the Municipality which ensures the continued operation of the mine pending the Tribunal’s ruling regarding the inappropriate conditions. MSX may not ultimately prevail in proceedings regarding the terms and conditions of the license. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

53	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

				Year ended December 31, 2014
(in millions of U.S. dollars, except where noted)	> 1 year	2-3 Years	4-5 Years	After 5 Years	Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	-	-	888.5	888.5
Interest payable on long-term debt	52.2	104.5	104.5	95.9	357.1
Operating Lease commitments	15.2	1.2	1.1	0.1	17.6
Capital expenditure commitments	141.4	101.6	-	-	243.0
Reclamation and closure cost obligations	1.7	5.6	3.0	72.2	82.5
Total contractual obligations	210.5	212.9	108.6	1,056.7	1,588.7
1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Senior Unsecured Notes issued on April 5, 2013 and November 15, 2013. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

Related Party Transactions

The Company did not enter into any related party transactions during the year ended December 31, 2014.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at February 19, 2015, there were 508,691,114 common shares of the Company outstanding. The Company had 13,758,026 stock options outstanding under its share option plan, exercisable for up to 13,758,026 common shares. In addition, there are warrants outstanding exercisable for up to 28,114,398 common shares.

54	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, we have also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

55	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

56	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
cash costs reconciliation
Operating expenses from continuing operations	123.1	121.7	411.1	435.5
Treatment and refining charges on concentrate sales	8.8	8.0	34.5	29.4
Adjustments(1)	(8.7)	(12.3)	(8.1)	(13.3)
Total cash costs before by-product revenue	123.2	117.4	437.5	451.6
By-product copper and silver sales	(80.0)	(84.5)	(321.8)	(303.8)
Total cash costs net of by-product revenue	43.2	32.9	115.7	147.8
Gold ounces sold	104,224	104,523	371,179	391,823
Total cash costs per gold ounce sold ($/ounce)	414	316	312	377
Total cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	695	658	675	712
Total cash costs net of by-product revenue	43.2	32.9	115.7	147.8
Sustaining Capital Expenditures(3)	35.4	48.4	126.0	157.0
Sustaining exploration - expensed & capitalized	1.5	3.0	10.2	11.6
Corporate G&A including share-based compensation(4)	6.6	7.3	32.1	34.4
Reclamation expenses	1.4	0.5	5.4	1.5
Total all-in sustaining costs	88.1	92.1	289.2	352.4
All-in sustaining costs per gold ounce sold ($/ounce)	845	883	779	899
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	957	1,000	952	1,042
1.	Adjustments include non-cash items related to asset retirement obligations and inventory write-downs. The prior year also includes charges related to severance at New Afton and Peak Mines.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

Sustaining Capital Expenditure Reconciliation

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
sustaining capital expenditure
Mining Interests per statement of cash flows	88.7	88.2	279.3	289.3
New Afton growth capital expenditure (1)	(10.5)	(0.3)	(31.2)	(32.0)
Cerro San Pedro growth capital expenditure(2)	(1.3)	(7.1)	(23.3)	(15.8)
Rainy River growth capital expenditure	(36.2)	(13.7)	(80.6)	(21.2)
Blackwater growth capital expenditure	(3.0)	(18.6)	(13.0)	(60.8)
Other growth capital expenditure	(1.4)	-	(1.4)	-
Sustaining capitalized exploration included in mining interests	(0.9)	(0.1)	(3.8)	(2.5)
Sustaining capital expenditures	35.4	48.4	126.0	157.0
1.	Current year growth capital expenditures at New Afton relate to the mill expansion and scoping study for the C-zone. Prior year costs relate to acceleration of the East Cave development.
2.	Growth capital expenditures at Cerro San Pedro relate to capitalized stripping costs for Phase 5.

57	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which excludes the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Gains (losses) on Fair Value through Profit and Loss financial assets;
•	Ineffectiveness of hedging instruments and monetization of the Company’s legacy hedge position;
•	Fair value changes on share purchase warrants;
•	Gains (losses) on foreign exchange; and
•	Other non-recurring items.

Net loss has been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for share purchase warrants, foreign exchange gain or loss and other non-recurring items. Other adjustments to net earnings also include the non-cash accounting charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract, which is included in revenue. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net loss. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net loss, the reversal of tax on an adjusted basis is also minimal. The current period adjusted tax removes the impact of the increase in the Chilean income tax rate used by the Company which was enacted in the third quarter of 2014. There is no similar adjustment in the third quarter of 2013. Also, the prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

The Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below:

58	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
adjusted net earnings reconciliation
Net (loss) earnings before taxes	(420.5)	(281.8)	(409.5)	(191.6)
Loss on disposal of assets	1.9	0.9	1.7	2.6
Ineffectiveness on hedging instruments	-	-	-	(9.5)
Realized and unrealized gain on non-hedged derivatives	(4.1)	(4.5)	(8.5)	(49.3)
Loss (gain) on foreign exchange	21.4	13.9	47.5	25.7
Other	(0.7)	2.8	(0.7)	4.5
Loss on hedge monetization over original term of hedge	6.8	7.0	27.3	18.7
Rainy River transaction costs	-	0.1	-	5.0
Redundancy charges	-	2.4	-	2.4
Asset impairment	395.8	272.5	395.8	272.5
Inventory write-down	10.5	7.3	10.5	7.3
Adjusted net earnings (loss) before tax	11.1	20.6	64.1	88.3
Income tax expense	(11.4)	27.1	(67.6)	0.4
Income tax adjustments	13.7	(31.0)	48.7	(27.4)
Adjusted income tax expense	2.3	(3.9)	(18.9)	(27.0)
Adjusted net earnings (loss)	13.4	16.7	45.2	61.3
Adjusted earnings (loss) per share (basic)	0.03	0.04	0.09	0.13
Adjusted effective tax rate	21%	19%	30%	31%

Adjusted Net Cash Generated from Operations

“Adjusted net cash generated from operations” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes certain non-recurring operating cash flow items. Management uses this measure to further evaluate the Company’s results of operations in each reporting period.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
adjusted net cash reconciliation
Net cash (used) generated from operations	69.9	99.7	268.8	171.9
Add back: Hedge settlement payment	-	-	-	65.7
Add back: Rainy River transaction costs	-	0.1	-	5.0
Add back: Payment of Rainy River acquisition expenses	-	-	-	12.9
Deduct: Amended tax returns	-	(6.6)	-	(6.6)
Adjusted net cash generated from operations	69.9	93.2	268.8	248.9
Add back (deduct): Change in non-cash operating working capital	(0.1)	(21.4)	41.6	9.7
Adjusted net cash generated from operations before changes in non-cash working capital	69.8	71.8	310.4	258.6

59	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
OPERATING MARGIN
Revenues	188.1	198.4	726.0	779.7
Less: Operating expenses	(123.1)	(121.7)	(411.1)	(435.5)
Operating margin	65.0	76.7	314.9	344.2

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract.

Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
AVERAGE REALIZED PRICE
Revenues from gold sales	123.8	128.9	466.3	524.0
Gold ounces sold	104,224	104,523	371,179	391,823
Average realized price per gold ounce sold	1,188	1,233	1,256	1,337

60	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes, as well as other continuous disclosure documents. Significant risk factors for the Company include metal prices, production and cost estimates, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2014 year end audited consolidated financial statements and our latest Annual Information Form, filed on SEDAR at www.sedar.com.

General Risks

Environmental Risk

The Company is subject to environmental regulation in Canada, the United States, Australia and Mexico, where it operates, as well as in Canada and Chile with respect to its development properties. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air, and water quality standards, land use and reclamation. The regulations also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail the Company’s operations.

Other Regulatory Risk

The Company is and will also be subject to other government regulations such as tax reforms in the Company’s operating jurisdictions.

A tax reform legislation was enacted by the Chilean government and published on September 29, 2014 in the Chilean Official Gazette. The tax reform introduces substantial changes to the Chilean tax system and increased the tax rate in Chile from 20% to 35% and, as a result, New Gold’s deferred tax expense increased by $46.8 million.

A Mexican Tax Reform Bill was published by the Official Gazette on December 11, 2013. This enacted legislation included the imposition of a tax deductible 7.5% mining tax royalty based on earnings before the deduction of interest, taxes, depreciation and amortization. The legislation also included an additional 0.5% on precious metals revenue as well as maintaining the corporate tax rate at 30% as opposed to reducing it to 28% as originally planned. These changes were in effect from January 1, 2014.

61	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

New Gold continues to monitor the progress of changes in tax reform in the Company’s mining jurisdictions.

Financial Risk Management

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2014.

				As at December 31, 2014
(in millions of U.S. dollars, except where noted)	Loans and Receivables at amortized cost	Fair Value though Profit and Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
FINANCIAL ASSETS
Cash and cash equivalents	370.5	-	-	-	370.5
Trade and other receivables	35.2	-	-	-	35.2
Provisionally priced contracts	-	(8.4)	-	-	(8.4)
Copper swap contracts	-	8.0	-	-	8.0
Investments	-	-	0.4	-	0.4
FINANCIAL LIABILITIES
Trade and other payables(1)	-	-	-	95.3	95.3
Long-term debt	-	-	-	874.3	874.3
Warrants	-	16.9	-	-	16.9
Restricted share units	-	1.5	-	-	1.5
1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

				As at December 31, 2013
(in millions of U.S. dollars, except where noted)	Loans and Receivables at amortized cost	Fair Value though Profit and Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
FINANCIAL ASSETS
Cash and cash equivalents	414.4	-	-	-	414.4
Trade and other receivables	20.5	-	-	-	20.5
Provisionally priced contracts	-	1.3	-	-	1.3
Copper swap contracts	-	(2.5)	-	-	(2.5)
Investments	-	-	0.5	-	0.5
FINANCIAL LIABILITIES
Trade and other payables(1)	-	-	-	88.6	88.6
Long-term debt	-	-	-	862.5	862.5
Warrants	-	27.8	-	-	27.8
Performance share units	-	0.8	-	-	0.8
Restricted share units	-	0.9	-	-	0.9
1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

62	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of an unexpected loss arising if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2014 is not considered to be high.

The Company’s maximum exposure to credit risk at December 31, 2014 and 2013 is as follows:

Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013
CREDIT RISK EXPOSURE
Cash and cash equivalents	370.5	414.4
Trade receivables	34.8	19.3
Total financial instrument exposure to credit risk	405.3	433.7

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S. The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 19 to our audited consolidated financial statements for the year ended December 31, 2014.

The aging of trade and other receivables at December 31, 2014 and 2013 is as follows:

						As at December 31
(in millions of U.S. dollars, except where noted)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2014 Total	2013 Total
AGING trade and other RECEIVABLE
New Afton	1.7	-	2.1	-	-	3.8	5.9
Mesquite	1.1	-	-	-	-	1.1	0.4
Peak Mines	2.9	-	-	-	-	2.9	3.0
Cerro San Pedro	2.5	1.6	2.1	1.1	17.7	25.0	8.5
Rainy River	1.7	-	-	-	-	1.7	0.8
Blackwater	0.2	-	-	-	-	0.2	0.5
Corporate	0.1	-	-	-	-	0.1	0.2
Total trade and other receivables	10.2	1.6	4.2	1.1	17.7	34.8	19.3

63	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

A significant portion of the accounts receivable balance at Cerro San Pedro aged over 120 days was received in January 2015.

The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19 to our audited consolidated financial statements for the year ended December 31, 2014.

The following are the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	2-3 years	4-5 years	After 5 years	2014 Total	2013 Total
DEBT COMMITMENTS
Trade and other payables	96.2	0.8	-	-	97.0	90.2
Long-term debt	-	-	-	888.5	888.5	878.4
Interest payable on long-term debt	52.2	104.5	104.5	95.9	357.1	417.8
Provisionally priced contracts net of copper swap contracts	(0.4)	-	-	-	(0.4)	(2.5)
Total debt commitments	148.0	105.3	104.5	984.4	1,342.2	1,383.9

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, silver and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

Currency Risk

The Company operates in Canada, the United States, Australia, Mexico and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

64	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations, and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

Year ended December 31, 2014
(in millions of U.S. dollars, except where noted)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	15.3	1.4	0.7
Trade and other receivables	2.7	2.9	25.0
Income tax receivable/(payable)	(0.5)	(3.7)	18.7
Deferred tax asset	124.1	8.2	8.6
Trade and other payables	(38.4)	(15.0)	(27.0)
Deferred tax liability	(219.8)	(46.5)	(10.8)
Reclamation and closure cost obligations	(18.1)	(15.9)	(19.1)
Warrants	(16.9)	-	-
Employee benefits	-	(7.9)	-
Restricted share units	(1.7)	-	-
Total exposure to currency risk	(153.3)	(76.5)	(3.9)

Year ended December 31, 2013
(in millions of U.S. dollars, except where noted)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	61.5	2.0	0.8
Trade and other receivables	7.3	3.0	8.6
Income tax receivable/(payable)	2.3	7.4	16.6
Deferred tax asset	130.3	8.3	8.7
Trade and other payables	(41.3)	(22.2)	(22.6)
Deferred tax liability	(144.9)	(49.9)	(5.2)
Reclamation and closure cost obligations	(17.3)	(15.6)	(18.6)
Warrants	(27.8)	-	-
Employee benefits	-	(7.7)	-
Restricted share units	(1.6)	-	-
Total exposure to currency risk	(31.5)	(74.7)	(11.7)

Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

65	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	15.3	3.2
Australian dollar	7.7	7.5
Mexican peso	0.4	1.2

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Facility interest is variable; however, the Facility was undrawn as at December 31, 2014.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $4.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

Price Risk

The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold; and
•	investment activity, including speculation, in gold as a commodity.

For the year ended December 31, 2014, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,142 to $1,385 per ounce, and by copper prices in the range of $2.97 to $3.24 per pound. Metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at December 31, 2014, working capital includes unpriced gold and copper concentrate receivables totalling 30,000 ounces of gold and 2.8 million pounds of copper not offset by copper swap contracts. A $100 change in gold price per ounce would have an impact of $3.0 million on the Company’s working capital. A $0.10 change in copper price per pound would have an impact of $0.3 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control.

66	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, restricted share units that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit vesting prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Year ended December 31
(in millions of U.S. dollars, except where noted)	2014 Net Earnings	2014 Other Comprehensive Income	2013 Net Earnings	2013 Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	47.8	-	52.4	-
Copper price	30.7	-	26.6	-
Silver price	2.0	-	3.0	-
Fuel price	7.0	-	7.2	-
Warrants	1.7	-	2.8	-
Restricted share units	0.3	-	0.2	-

67	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Critical Judgments in the Application of Accounting Policies

(i) Commencement of commercial production

Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability

Management has determined that exploratory drilling, evaluation, development and related costs incurred on Blackwater and Rainy River and the New Afton C-zone project have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Mineral Reserves, operating management expertise, existing permits, the expectation of receiving additional permits and LOM plans.

(iv) Carrying value of long-lived assets and impairment charges

In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, unfavourable changes to the legal environment in which the entity operates and evidence of long-term reduced production of the asset. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

68	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Indicators of impairment existed at the Cerro San Pedro CGU and the Mesquite CGU (both operating mines) and the Blackwater CGU and the El Morro CGU (both development properties). At Cerro San Pedro and Mesquite the Company updated its Reserves and Resources statement, which has reduced the Reserves and Resource estimate at the CGU, and updated the LOM plan, which revised the expected production profiles going forward. At Blackwater the decision was made to close the exploration camp and slow down related project activity. On October 7, 2014, the Chilean Supreme Court invalidated the El Morro project’s environmental permit and the permit was subsequently withdrawn by Sociedad Contractual Minera El Morro. The Company has identified the revised production profile of Cerro San Pedro and Mesquite, along with the reduction in Blackwater activity and the continued delays imposed in connection with various legal challanges at El Morro as indicators of impairment and performed an impairment assessment to determine the recoverable amount of these CGUs.

(v) Determination of CGU

In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualify as an individual CGU. Each of these assets generate or will have the ability to generate cash inflows that are independent of the other assets and therefore qualify as an individual asset for impairment testing purposes.

(vi) Determination of purchase price allocation

Business combinations require the Company to determine the identifiable asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. This requires management to make judgments and estimates to determine the fair value, including the amount of Mineral Reserves and Resources acquired, future metal prices, future operating costs, capital expenditure requirements and discount rates. The Company employs third party independent valuators to assist in this process.

Key Sources of Estimation Uncertainty in the Application of Accounting Policies

(i) Revenue recognition

Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation

Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold and silver contained on leach pads can vary significantly from the estimates.

69	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(iii) Mineral Reserves

The figures for Mineral Reserves and Mineral Resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the Mineral Reserves and estimates. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions, such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.

(iv) Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v)  Deferred income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on LOM projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Future Changes in Accounting Policies

Depreciation

On May 12, 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment (“IAS 16”), and IAS 38, Intangible Assets (“IAS 38”). In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for reporting periods beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of applying the amendments but does not anticipate that there will be any impact on its current method of calculating depreciation or amortization.

70	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Revenue

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contacts with its customers. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2017 with early application permitted. The Company has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

Financial instruments

On July 24, 2014, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) as a complete standard. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. The Company has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”).  The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”).  The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments' assets to the entity's assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Fair Value Measurement

On December 12, 2013 the IASB amended IFRS 13, Fair Value Measurement (“IFRS 13”).  The amendments clarify that the portfolio exception applies to all contracts within the scope of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) or IFRS 9 regardless of whether they are financial assets or financial liabilities. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

71	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Property, Plant and Equipment

On May 12, 2014 the IASB amended IAS 16, Property, Plant, and Equipment (“IAS 16”). The amendments to IAS 16 clarify that the use of revenue-based methods to determine the depreciation of an asset is not appropriate. However, the amendments provide limited circumstances when a revenue-based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014.  IAS 19 was further amended on July 30, 2014.  The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Related Party Disclosures

On December 12, 2013 the IASB amended IAS 24, Related Party Disclosures (“IAS 24”). The amendments clarify the identification and disclosure requirements for related party transactions when key management personnel services are provided by a management entity. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Intangible Assets

On May 12 2014 the IASB amended IAS 38, Intangible Assets (“IAS 38”). The amendments clarify that an amortization method based on revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. However, the amendments provide limited circumstances when a revenue-based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

72	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting, is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2014 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at December 31, 2014.

The Company’s internal controls over financial reporting as at December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2014. Deloitte LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2014, expressed an unqualified opinion on the effectiveness of the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

73	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in NI 43-101. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the headings “Corporate Developments”, “New Gold’s Investments Thesis”, “Outlook for 2015”, “Key Performance Drivers”, “Economic Outlook”, “Liquidity and Cash Flow”, “Contractual Obligations” and include, among others, statements with respect to: guidance for production; total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; mine life; mineral reserve and mineral resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of the Rainy River project; planned activities for 2015 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; the results of the C-zone study, including operating parameters and expected mine life, production, costs, and project economics; plans to advance the C-zone project, including permitting requirements, impact on the historic tailings facility from the historic Afton mine, capital expenditures and potential timelines; expected production for the Blackwater project; targeting timing for commissioning and full production (and other activities) related to the New Afton mill expansion, Rainy River and the sequencing of Blackwater; and cash flow expected from Cerro San Pedro to the end of the residual leach period relative to expected closure costs.

74	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River project and the Blackwater project being realized; and (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, and (11) commodity prices and exchange rates being consistent with those estimated for the purposes of 2015 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; and in Chile, where certain activities at El Morro have been delayed due to litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Reserves and Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater and the C-zone study; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

75	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mark A. Petersen, Vice President, Exploration, New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a “Qualified Person” under NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s February 4, 2015 news release entitled “New Gold Finishes 2014 Further Solidifying its Low-Cost Position; 2015 Scheduled to Deliver Production Growth in Gold, Copper and Silver” and New Gold’s Annual Information Form and the NI 43-101. Technical Reports for its mineral properties, all of which are available at www.sedar.com, contain further details regarding Mineral Reserve and Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties.

76	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD